4

Follow-Up Materials

06012775

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Oilfield Services

*CURRENT ADDRESS

PROCESSED
APR 25 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34696 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/24/06

File No.: 82-34076

COSL

ANNUAL REPORT 2005

12-31-05
AR/S



We must do better

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

CONTENTS

COMPANY BACKGROUND

China Oilfield Services Limited ("COSL" or the "Group", Stock code: 2883.HK), is the leading oilfield services provider in the offshore China market. COSL's services cover each phase of oil and gas exploration, development and production. Its four business segments include: drilling services, well services, marine support and transportation services, as well as geophysical services. COSLs shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 20 November 2002 and the stock code is 2883.HK. Effective from 26 March 2004, COSL's stocks can be traded by means of level I unlisted American Depositary Receipts ("ADRs") at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

For the year ended 31 December 2005, COSL's total revenue amounted to RMB4,788.8 million, representing an increase of 25.2% over the same period in the previous year. Net profit for the year surged 17.0% from RMB 701.7 million in 2004 to RMB 821.0 million in 2005. Income from the Company's principal operations and net profit increased by 19.3% and 31.7%, respectively on a compound basis from year 2001 to 2005.

As at 31 December 2005, COSL operated 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles, and 1 rented jack-up. In addition, COSL owns and operates the largest and most diverse fleet of marine support and transportation vessels offshore China, including 68 vessels, 5 oil tankers and 1 chemical tanker. We also rent 5 working vessels and 5 chemical tankers. Moreover, COSL owns 7 seismic vessels, 4 geotech survey vessels and an array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business is conducted offshore and onshore China, South East Asia, North and South America, the Middle East Asia, offshore Africa and offshore Europe. We are dedicated to providing premier qualified services, while adhering to the highest quality, health, safety and environmental standard. COSL has obtained ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO14000 environmental management standard as well as the OHSAS18000 occupational health and safety standard.



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(Incorporated in the People's Republic of China with limited liability)
(Stock Code: 2883.HK)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2005 Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 25 May 2006 (Thursday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes (ordinary resolutions):

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2005.
2. To consider and approve the proposed annual dividend for the year ended 31 December 2005.
3. To consider and approve the budget for fiscal year 2006.
4. To consider and approve the report of the directors and the corporate governance report of the Company for the year ended 31 December 2005.
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2005.
6. To appoint one new director and to re-appoint an independent supervisor.

   Mr. Li Yong, aged 42, graduated in 1984 from the Southwest Petroleum University. In 1989, Mr. Li obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy and an MBA of Peking University in 2001. Mr. Li joined China National Offshore Oil Corp. in 1984. From 2003 to 2005, Mr. Li was the deputy general manager of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company.

   Save as disclosed herein, Mr. Li does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   Mr. Li has not held any directorship in any other listed public companies in the past three years. There is a service contract subsisting between Mr. Li and the Company for Mr. Li's appointment as the Company's Executive Vice President. Mr. Li will not be entitled to an annual director's fee.

   Save as disclosed above, the Board is not aware of any matter in relation to Mr. Li that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Li's appointment as a director.

   Mr. Zhang Dunjie, aged 54, graduated from the University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as vice chairman and general manager of China Artex Import & Export Co., President of China Long Co. SIL, and was the Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is the founder and current Chairman of Global Resource Envi-Tech Co., Ltd. Mr. Zhang was elected as an independent supervisor at the Company's annual general meeting in May 2003.

   Save as disclosed herein, Mr. Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   Mr. Zhang has not held any directorship in any other listed public companies in the past three years. Mr. Zhang has entered into an Independent Supervisor Service Contract with the Company which will expire on 26 May 2006. Mr. Zhang's term of service will be for three years. Mr. Zhang will be entitled to a fee to be determined by the General Meeting of Shareholders of the Company with reference to his duties and responsibilities.

   Save as disclosed above, the Board is not aware of any matter in relation to Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Zhang's appointment.

7. To consider and approve the remuneration of the independent non-executive directors and the independent supervisor.
8. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2006 and to authorise the board of directors to fix the remuneration thereof.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 7 April 2006

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2006 (Thursday) are entitled to attend and vote at the AGM.

(2) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's registered office by facsimile or post no later than 4 May 2006 (Thursday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(4) The Company's register of members will be closed from 25 April 2006 (Tuesday) to 25 May 2006 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2005 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 24 April 2006 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(6) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the executive director of the Company is Mr. Yuan Guangyu; the non-executive directors are Mr. Fu Chengyu and Mr. Wu Mengfei; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

Proxy Form for 2005 Annual General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/Domestic Shares*

I(We) (note) ____

of ______________________ being the holder(s) of (note 1) ______________ H Share(s)/ Domestic Share(s)* of China Oilfield Services Limited (the "Company") now appoint(note 3) ______________

(I.D. No.:______________ of ______________)/

or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary resolutions in accordance with the instructions below and on my (our) behalf at the 2005 Annual General Meeting ("AGM") to be held at 10:00 a.m. (Beijing time) on 25 May 2006 (Thursday) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions or abstain at his own discretion (note 4).

	By way of Ordinary Resolutions:	For	Against
1.	To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2005.		
2.	To consider and approve the proposed annual dividend for the year ended 31 December 2005.		
3.	To consider and approve the budget for fiscal year 2006.		
4.	To consider and approve the report of the directors and the corporate governance report of the Company for the year ended 31 December 2005.		
5.	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2005.		
6.	To appoint one new director and to re-appoint an independent supervisor. (note 7)		
7.	To consider and approve the remuneration of the independent non-executive directors and the independent supervisor. (note 8)		
8.	To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for 2006 and to authorise the board of directors to fix the remuneration thereof.		

Date: ______________ 2006 Signature: ______________ (note 5)

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2006 (Thursday) are entitled to attend and vote at the AGM.

(2) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's registered office by facsimile or post no later than 4 May 2006 (Thursday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(4) The Company's register of members will be closed from 25 April 2006 (Tuesday) to 25 May 2006 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2005 annual dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 24 April 2006 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(6) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

(7) Mr. Li Yong, aged 42, graduated in 1984 from the Southwest Petroleum University. In 1989, Mr. Li obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy and an MBA of Peking University in 2001. Mr. Li joined China National Offshore Oil Corp. in 1984. From 2003 to 2005, Mr. Li was the deputy general manager of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company.

Save as disclosed herein, Mr Li does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Li has not held any directorship in any other listed public companies in the past three years. There is a service contract subsisting between Mr. Li and the Company for Mr. Li's appointment as the Company's Executive Vice President. Mr. Li will not be entitled to an annual director's fee.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Li that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Li's appointment as a director.

Mr. Zhang Dunjie, aged 54, graduated from the University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as vice chairman and general manager of China Artex Import & Export Co., President of China Long Co. SIL, and was the Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is the founder and current Chairman of Global Resource Envi-Tech Co., Ltd. Mr. Zhang was elected as an independent supervisor at the Company's annual general meeting in May 2003.

Save as disclosed herein, Mr. Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Zhang has not held any directorship in any other listed public companies in the past three years. Mr Zhang has entered into an Independent Supervisor Service Contract with the Company which will expire on 26 May 2006. Mr. Zhang's term of service will be for three years. Mr. Zhang will be entitled to a fee to be determined by the General Meeting of Shareholders of the Company with reference to his duties and responsibilities.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Zhang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Zhang's appointment.

(8) Each of the independent non-executive directors (Mr. Andrew Y. Yan, Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang) is entitled to an annual fee of RMB 400,000 (pre-tax), during their service contract period; the independent supervisor (Mr. Zhang Dunjie) is entitled to an annual fee of RMB 80,000, during his service contract period.

* *Please delete as appropriate*

CORPORATE MILESTONES IN 2005

April 10
The Company entered into a new comprehensive well workover contract with CNOOC SES LTD in Southeastern Indonesia. According to the contract, COSL will provide services for the oilfields in Sumatra in Southeastern Indonesia. Total amount of the contract was US$98.4 million.

May 17
The Company was approved to pay enterprise income tax for 2004 at a preferential tax rate of 15%. A total of RMB191 million was refunded from the taxation authorities.

July 14
The Company entered into the construction contract with respect to the construction of the second 400 feet jack-up rig. Total contract price (excluding value-added tax) was about US$147 million. The new-built rig (COSL 942) is expected to be delivered by December, 2007.

November 8
Mr. Wu Mengfei, our CFO & Executive Vice President was awarded Best CFO under the oil and natural gas companies group by the survey "2005 Asia Investor Relations Assessment" conducted among sell side analysts.

November 20
The Company was awarded the first phase of data collection in the "Joint Agreement on Data Seismic Exploration Jointly by PRC, Philippines and Vietnam". The task was completed five months in advance. NH502, which was the geophysical seismic vessel responsible for the operation, had collected 11,020 kilometers of 2D seismic data.

November 23
The Company announced that it was awarded a drilling contract for two blocks in Myanmar and Australia. Two semi-submersibles, NH2 and NH6 were assigned to operate in the two blocks respectively.

December 12
The Company announced an acquisition of assets from related parties, involving office equipment, machinery, premises and vehicles for a cash consideration of RMB11.7 million (HK$11.3 million) in total.

December 28
The Company announced that it was awarded a two-year cementing contract for 28 geothermal wells by Philippine National Oil Corporate. Total contract amounted US$3.7 million.

FINANCIALS AT A GLANCE

Revenue RMB million

4,789

- As at 31 December 2005, total revenue for the year amounted to RMB4,788.8 million, representing an increase of 25.2% over the same period in the previous year.
- Net profit for the year surged 17.0% from RMB701.7 million in 2004 to RMB821.0 million in 2005.

Net Profit RMB million

821

- The revenue from the Company's principal operations and net profit increased by 19.3% and 31.7%, respectively on a compound basis since 2001.

FINANCIAL HIGHLIGHTS

Selected Income Statement	Year ended December 31			
	2005	2004	2003	(Pro forma) 2002
	RMB'000	RMB'000	RMB'000	RMB'000
Turnover	4,788,792	3,824,029	3,062,255	2,725,782
Other revenues	12,919	23,488	11,720	4,600
Total operating expenses	(3,951,444)	(3,155,349)	(2,524,200)	(2,247,360)
Profit from operations	850,267	692,168	549,775	483,022
Financial income	50	34,499	31,459	4,954
Share of profits of jointly-controlled entities	106,617	79,445	38,663	28,384
Profit before tax	956,934	806,112	619,897	516,360
Tax	(135,938)	(104,385)	(153,991)	(161,974)
Net profit from ordinary activities attributable to shareholders	820,996	701,727	465,906	354,386
EPS (RMB cents)	20.55	17.56	11.66	12.84

Selected Consolidated Balance Sheet	As of December 31			
	2005	2004	2003	2002
	RMB'000	RMB'000	RMB'000	RMB'000
Non-current assets	7,498,183	5,947,687	4,975,730	4,457,870
Current assets	2,165,779	3,193,133	3,255,325	3,499,662
Current liabilities	1,423,404	1.242,886	544,952	609,638
Total assets less current liabilities	8,240,558	7,897,934	7,686,103	7,347,894
Non-current liabilities	585,816	833,258	1,140,967	1,167,299
Capital and reserves	7,654,742	7,064,676	6,545,136	6,180,595

Turnover
RMB million


2005 4,789
2004 3,824
2003 3,062
2002 2,726

Net Profit
RMB million


2005 821
2004 702
2003 466
2002 354

OPERATION HIGHLIGHTS

Revenue by Segment

RMB million


2005
550
868
2,206
1,165
2004
480
774
1,716
854

Capital Expenditure by Segment

RMB million


2005
260
105
302
1,586
2004
112
450
856
194
Drilling
Well Services
Marine Support & Transportation
Geophysical

Drilling Services

	31 December 2005	31 December 2004	Change (%)
Wells Drilled (No. of wells)	246	241	2.1%
Exploration Wells	56	55	1.8%
Development Wells	190	186	2.2%
Operating Days	4,604	4,519	1.9%
Jack-up Rigs	3,739	3,488	7.2%
Semi-submersibles	865	1,031	-16.1%
Utilization Rate (Available Days)	98.0%	98.8%	-0.8%
Jack-up Rigs	98.9%	98.4%	0.5%
Semi-submersibles	94.2%	100.0%	-5.8%
Utilization Rate (Calendar Days)	90.1%	94.2%	-4.1%
Jack-up Rigs	93.1%	94.3%	-1.2%
Semi-submersibles	79.0%	93.9%	-14.9%
Well workover (team days)	8,483	7,315	16.0%

Marine Support & Transportation Services

	31 December 2005	31 December 2004	Change (%)
Operating Days	23,220	21,805	6.5%
Standby Vessels	13,193	11,400	15.7%
AHTS Vessels	6,411	6,339	1.1%
PSV Vessels	2,217	2,471	-10.3%
Utility Vessels	1,399	1,595	-12.3%
Utilization Rate (Available Days)	98.7%	98.8%	-0.1%
Standby Vessels	99.3%	98.8%	0.5%
AHTS Vessels	99.1%	99.6%	-0.5%
PSV Vessels	99.5%	99.9%	-0.4%
Utility Vessels	90.3%	93.7%	-3.4%
Utilization Rate (Calendar Days)	93.6%	96.3%	-2.7%
Standby Vessels	95.9%	96.2%	-0.3%
AHTS Vessels	92.4%	96.7%	-4.3%
PSV Vessels	96.8%	96.5%	0.3%
Utility Vessels	76.6%	93.7%	-17.1%

Well Services

	31 December 2005	31 December 2004	Change (%)
Logging (No. of jobs)	698	585	19.3%
Drilling Fluids (No. of wells)	368	292	26.0%
Directional Drilling (No. of jobs)	210	191	9.9%
Cementing (No. of wells)	249	236	5.5%
Well Completion (No. of jobs)	1,233	1,057	16.7%

Geophysical Services

	31 December 2005	31 December 2004	Change (%)
2D Seismic Data			
Data Collection (km)	46,166	43,226	6.8%
Data Processing (km)	15,746	19,696	-20.1%
3D Seismic Data			
Data Collection (km^2)	3,693	3,076	20.1%
Data Processing (km^2)	2,843	2,273	25.1%

CHAIRMAN'S STATEMENT



Dear Shareholders,

When I was reviewing COSL's 2005 financial report, I was delighted to see that the turnover has grown by 25.2% compared to last year. The compound growth rate of the turnover reached 19.3% from year 2001 to 2005. The assets, equity, earnings per share and the value of the Company have all achieved sustained and stable growth. The proactive, prudent and pragmatic approach of the management, as well as the united and hardworking spirit of our employees, are the essential drivers for the continual development of the Company. In 2005, the Company achieved significant progress in the aspects of equipment enhancement, market expansion, technology improvement, Integrated Project Management (IPM) and QHSE systems, as well as the strengthening of corporate governance, enhanced control and management quality of internal finance and purchasing.

As the details of the above information can be found in the CEO's report, management discussion and other relevant sections in the following parts report, I will not repeat them here. Instead, I would like to share with you my understanding of the Company's growth potential and my confidence in the Company's rapid and continual growth.

To start with, the sustained and strong economic growth of China is the macro-economic background for the development of the Company. Robust GDP growth brings strong demand for energy, especially the growth in demand for oil and natural gas. Investments made by domestic oil companies in offshore oil exploration and production capacity has been increasing. In 2005, CNOOC Limited's capital investment for exploration increased by 72% and its development capex increased by 30%. Meanwhile, Petrochina, Sinopec and some other foreign oil companies have been increasing their E&P capex, which has provided unprecedented opportunity for the development of COSL the leading oilfield service provider in offshore China.

Secondly, the whole oilfield services industry is experiencing an unparalleled boom period. Continuously high oil prices bring increasing demand in all aspects of oilfield services. Overall equipment capacity and human resources are constantly facing an stortage situation. In addition, the proactive "going overseas" strategy of Chinese oil companies has also provided an excellent opportunity for Chinese oilfield service enterprises to enter the international market. The sustained high oil prices do not inhibit the strong growth of the world economy. High oil prices are expected to last for a long period of time, therefore the over-demand for oilfield services will not be altered in the short term. As the only listed oilfield services company in China, COSL will leverage on this golden opportunity to tap into the international market. The proportion of income from the overseas market is expected to grow in multiples in the future.

Lastly, the Company has entered a period of rapid development. The successful restructure and listing of COSL in November 2002 have reinforced our rapid growth. The Company has not only been able to raise the capital of its development required through the capital market, but also achieved significant breakthroughs in its corporate governance and development mechanism. The development in the past three years has brought the Company to a new position. The size of capital, value and income of the Company have been growing in mulitples. More importantly, the combination of the numerous driving forces such as the growth model, the management philosophies, the brand name effect, and the strong capital investment for three consecutive years, will definitely lead COSL into another stage of robust growth.

Faced with a golden opportunity for development, the Company has many obvious competitive edges. The Company must capitalize on this opportunity to accelerate its development. At the same time, the Board and I clearly recognize some insufficiencies of the Company. We must put more efforts to reform and innovate. First and foremost, we must increase investment in research and development (R&D) of technology, to strengthen our ability to learn and absorb, to innovate and to consolidate our development strengths and potential. We are determined to devote our efforts in enhancing the competitiveness of COSL through technological innovation. We have to improve our personnel training and recruitment system so as to enhance the competitiveness of the Company in the international market. We are also committed more qualified services, enhancing technological advantages on the basis of "cost competitive strategy", so as to place the Company in an invincible position in the intensively competitive market.

A new era for COSL has already come. With the success of the past, we are facing both opportunities and challenges at the same time. I would like to thank with all my heart to the members of the board, the supervisory committee and senior management as well as all our employees who worked hard and contributed diligently. It is our joint effort and the strong support of the shareholders that enabled us to accomplish our past results. I believe that if we continue to work proactively and pragmatically in the coming years, we shall be able to achieve brilliant results again and present great successes to the shareholders as return "with our continuous proactive and pragmatical efforts". We shall realize a "win-win" situation for customers, shareholders and employees, Also, contributing to society and creating harmony are the common and continuous pursuits of the Company and myself. We will certainly realize these pursuits.

Fu Chengyu
Chairman



Dear Shareholders,

2005 was a continuously rapid developed year for COSL. During the year, with conscientious implementation of the Board's decisions and the Company's strategies, we have achieved progress in the aspects of revenue growth, QHSE system, corporate governance, management process restructure, human resources, market expansion and new business development, equipment ability improvement, technology improvement, IPM, and our organization and execution capabilities.

Business performance maintained at a good level

In 2005, the business performance of the Company reached new heights. Turnover and net profit of the principal operations were RMB4.79 billion and RMB821 million respectively, representing increases of 25.2% and 17.0% compared with the same period last year. Operating profit margin reached 17.8%. ROA and ROE were 8.7% and 11.2%, respectively. Turnover increased by RMB965 million compared with that in 2004. This was mainly driven by the increased operating activities, higher rates, investment in technology and development of overseas markets.

From 2001 to 2005, turnover of the Company increased from RMB2.37 billion to RMB4.79 billion, representing a compound annual growth of 19.3%. Net profit increased from RMB273.1 million to RMB821.0 million, representing a compound annual growth of 31.7%. Total assets grew by 92.0% from RMB5.03 billion to RMB9.66 billion (of which fixed assets increased from RMB3.05 billion to RMB7.26 billion, representing an increase of 138.0%). Shareholders' equity increased by 160.5% from RMB2.94 billion to RMB7.66 billion. Driven by its sustained and impressive performance, the Company's market capitalization was HKD12.48 billion based on the issued capital at the closing time on 30 December 2005 (the last trading day of 2005), representing an 86.0% growth as compared with HKD6.71 billion when the Company's shares were listed on 20 November 2002. COSL has realized sustainable, rapid growth and high quality, efficient development since its listing.

Continual enhancement of the QHSE system

In 2005, the Company promoted the comprehensive and effective implementation of the QHSE system. This has kept quality, health, safety and environmental protection of the Company under control. Despite the challenges of an increasing work volume and rapid expansion of our workforce, safety conditions have been stable with the unrelenting effort of all our staff. The Company did not record any major accidents during the year and no accident resulting in death occurred in our offshore operations. Compared with the same period last year, rate of occurrence of safety issues for the whole year decreased by 9.33%. Our OHSA occupational incident rate was 0.29.

Development of IPM business

In 2005, IPM business experienced significant development and achieved satisfactory results in many projects: the IPM of the adjustment wells in Bohai played an important role in increasing the output of old oilfields for customers; the IPM of the appraisal wells in Western Nanhai, led to newly discovered reserves for customers; the IPM in Jidong not only facilitated our customers to achieve the purpose of drilling, but also brought new awareness of the Company's IPM services. Strong demand for COSL's IPM services resulted from our customers' increased awareness of them. In 2005, the Company's IPM business recorded RMB887.0 million of revenue, accounting for 18.5% of the total revenue and an increase of 24.6% as compared with the same period last year.

Maket diversification and internationalization

Diversification and internationalization of markets and customers are the way for COSL to expand its business scale, improve quality, enhance risk resistance and establish the COSL brand. Internationalization is one of the Company's four core strategies. Under the premises of consolidating the domestic market and maintaining core market advantages, the development of overseas market achieved considerable progress in 2005. At present, our operations cover 13 countries and regions. Sales revenue from overseas markets in 2005 accounted for 9.1% of the Company's total turnover, representing an 87.1% increase as compared with the same period last year. This demonstrats the ongoing enhancement in the degree of internationalization of the Company.

Important breakthroughs achieved by improved in-house technology

As at 31 December 2005 COSL owns 28 patents and 39 R&D projects were launched in 2005, such as cementing, directional drilling and drilling fluids, of which 9 were patented. The Enhanced Logging Image System (ELIS) developed by the Company has been successfully applied in offshore production, which has tapped into the Middle East market. The key technology and equipment of the offshore time shift earthquake have been approved by the national team of 863 experts. Our research on deep water semi-submersible seabed apparatus has been successful. These results have urged us to further strengthen our belief and fortify our confidence, therefore further improve the execution of our technology-driven strategy.

Increased investment in equipment development

Building up our equipment capacity is an effective way of enhancing productivity and strengthening development of the Company. The capital expenditure of COSL in 2005 was RMB2.25 billion, representing a 39.8% growth as compared with last year.

In 2005, COSL completed upgrading of several drilling rigs; two 400-ft jack-up rigs were under construction; 1 geotech survey vessel and 1 seimic vessel were put into operation, which effectively enhanced our geophysical and exploration services capacity. One 8,000-horsepower utility standby vessel was added to the fleet, 2 chemical tankers were under construction and a second-hand chemical tanker was purchased in 2005. COSL increased its equipment investment, and 168 sets of equipment were added. Continuous building and upgrading of technical equipment, coupled with effective investment, have driven the Company's turnover growth.

Looking ahead to 2006, the world's economic development is expected to continue to rise, and globalization will remain as the trend. Oil and natural gas are still playing very important roles in economic development and international competition as strategic resources. Therefore, the investment in exploration and development activities will sustain its upward trend. Additionally, the exploration of offshore oil and natural gas in China will be further strengthened. The oilfield services industry is set to have more room for further development.

2006 is the first year for the implementation of the "11th five-year" plan, and is also a year of self-encouragement for the Company to strive to become a first class international oilfield services company. We shall strengthen the innovation of technology, organization and management. We will continue to firmly implement the four core strategies, pursue a competition strategy to differentiate ourselves by capitalizating on our competitive edges. We will improve technology management, accelerate technology development and seek new breakthroughs. strengthening the IPM services, improving services quality and efficiency, we will strengthen and enhance the development of overseas markets and operations management, and enhance the quality of our internationalization development. We will continue to increase investment in technical equipment, and concretely proceed with the projects of building deep water drilling rig and Liftboat. We will accelerate the development of human resources to make it as our main driver. We will strengthen the QHSE management, enhance services quality and control safety risks, so as to build a brand name of safe and quality service. We will expand income sources and reduce expenses, explore under-developed potentials to increase effectiveness, and sustain a high growth rate for our operating results.

In conclusion, while we are delighted about our successes in 2005, 2006 will be another milestone with new opportunities and challenges. The management has full confidence in capitalizing on the golden opportunity in the development of the industry, and lead our staff to create better results and higher value for shareholders.

I hereby express my gratitude to our staff for their hard working throughout the year. At the same time, I would also like to thank all the shareholders for their support to and trust in the Company.

Yuan Guangyu
Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS

INDUSTRY REVIEW

In 2005, international oil prices continued to reach new highs underpinned by robust demand and tight supply, even reached US$70.80 per barrel, an all time high for over two decades. Throughout the year, New York West Texas Intermediate (WTI) averaged at US$ 56.49 per barrel, up 36.3% from 2004.

The world's oilfield services industry in 2005 reveals that the industry is still in an upward trend driven by consistent oil price hikes.

In 2005, international oil prices continued to reach new highs, to US$70.80 per barrel, an all time high for over two decades. Throughout the year, New York West Texas Intermediate (WTI) averaged at US$56.49 per barrel, up 36.3% from 2004. The 2005 international oil price trend bears two characteristics. The first is frequent changes with large fluctuations in price. There were 94 trading days with daily price swings exceeding US$1, which amounted to 36% of the total trading days of the year. On 19 September 2005, WTI futures price went up by US$4.39 per barrel when a hurricane threathened oil production in the Mexican Gulf. That was the largest daily price increase in 22 years since the introduction of crude oil futures on the New York Futures Exchange in 1983. The second characteristic is that oil prices, admist high levels, continued to surge during the year. The international oil price has been increasing for 4 consecutive years since 2002, with a year-on-year increase of 0.7%, 19.2%, 33.2% and 36.3%, respectively, and the 2005 WTI was up 118% compared to 2001.

Global Oilfield Services Market Summary for the Past 3 Years:

	2005	Increase %	2004	Increase %	2003
Rig Count (1)					
North America (the US, Canada)	1,838	17.9%	1,559	11.1%	1,403
Outside of North America	908	8.6%	836	8.4%	771
Global Total	2,746	14.7%	2,395	10.2%	2,174
Onshore drilling platforms	2,384	16.2%	2,052	11.8%	1,836
Offshore drilling platforms	362	5.5%	343	1.5%	338
Commodity Prices (2)					
Crude Oil (WTI)	$56.49	36.3%	$41.44	33.1%	$31.12
Natural Gas (Henry Hub)	$8.66	48.0%	$5.85	3.9%	$5.63

(1) Annual average number of drilling platforms - Source: Baker Hughes Incorporated rig count information;
(2) Annual average crude oil and natural gas prices (WTI, Henry Hub)

The reason behind this round of price hikes was that for the past two years, the fragile demand-supply equilibrium gave rise to market concern about oil supply, which then led to continued price surges in the international oil market. Nevertheless, the world economy continued to grow in 2005. According to an initial estimate by the World Bank, the world economy grew by 3.2% in 2005, a slowdown of 0.6% from 3.8% in 2004, yet still maintaining the vigorous rate of recent years which directly boosted oil consumption. Figures from the International Energy Association (IEA) showed that the world's daily demand for crude oil increased by 1.5%, or 1.26 million barrels, to 83.39 million barrels in 2005. In the same







year, tight oil supply persisted because capacity growth remained stagnant for the reasons set out herein. First, there was inadequate surplus production capacity. The 2004 supply shortage remained acute in 2005 as much time is needed to produce oil (E&P). The world's per-day surplus production capacity declined to 1 million barrels from 2 million barrels in 2004, far below the average per-day surplus capacity of three to four million barrels as advised by OPEC. Second, structural adversity existed in crude oil supply. The increased production by OPEC in 2005 mostly comprised of heavy high-sulfur crude oil, as opposed to light low-sulfur crude oil generally demanded for. Third, a bottleneck in refinery capacity. According to British Petroleum's statistics, from 1993 to 2003, global crude oil refinery capacity increased 2.6% while consumption grew by 17%, creating a 14% gap. The world's daily surplus processing capacity was below three million barrels, substantially lower than 18 million barrels as recorded in the 1980s.

High oil prices means higher return for oil and natural gas E&P companies, and consequently more investments into E&P activities for increasing supplies, which ultimately enlivens the oilfield industry globally. Figures in the Bakerhughes website demonstrate major growth in the number of drilling platforms in 2005 to 2,746 sets, up by 14.7% or 351 sets compared to 2004, most of which were onshore drilling platforms, with North America being the leading growth region at a growth rate of 17.9%. Yearly supply of offshore platforms averaged at 362 sets in 2005, up by 5.5% from 2004, due to increased supply in regions other than North America. As ODS-Petrodata indicates, the utilization rate of offshore drilling platforms reached maximum levels in 2005, especially in the second half of the year, resulting in a shortage in platform supply.

In respect of China, the national economy maintained an exceptional growth rate of 9.9% in 2005, triggering enormous energy demand. According to British Petroleum, for three



Oilfield Services Industry Trends since 1986 (Drilling rigs vs. Crude oil prices)



3000
2500
2000
1500
1000
500
0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Total Number of Rigs
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
West Texas Int. (price per Barrel)
International
Canada
U.S
WTI(per barrel)
Source: Total number of rigs - Baker Hughes, Inc. (www.bakerhughes.com)
WTI Crude Price - Department of Energy, Energy Information Administration (www.eia.doe.gov)

consecutive years, approximately 30% of the world's incremental oil demand originated from China. In 2004, oil consumption increased by 0.9 million barrels per day, and grew at a rate of approximately 10% in 2005. China's demand for crude oil is expected to increase with robust growth in the foreseeable future, as industries like automobile, steel and chemicals are experiencing rapid development. Higher energy demand led to a new wave of expansion in offshore E&P activities. According to publicly available information released by CNOOC Limited (0883.HK), capital expenditure in exploration and development activities is estimated to grow by 34% from 2004 to US$2.27 billion in 2005. As the largest integrated offshore oilfield services provider in the offshore China market, COSL benefitted from this continued growth of E&P activities. In 2005, our revenue from principal operations reached RMB4,788.8 million, up by 25.2% compared to 2004. Sales revenue of the Company doubled from 2001 to 2005, with a combined annual growth rate of 19.3%.

Apart from drilling services, COSL offers a full range of other oilfield services, including well services, marine support and transportation services as well as geophysical services, spanning each phase of the exploration, development and production process. In line with our long-term IPM development strategies, we will continue to synergize and integrate our services so as to provide more efficient and effective services to our customers.

BUSINESS REVIEW



Drilling Services

We are the leading drilling services provider in the offshore China market. We operated a fleet of 14 drilling rigs, including 10 jack-up rigs, 3 semi-submersible rigs and 1 leased jack-up rig. In 2005, we drilled a total of 246 wells, including 56 exploration wells and 190 development wells.

The year 2005 witnessed strong exploration and development activities driven by unquenched global energy demand and high oil prices, which eventually benefitted the oilfield services industry. Drilling business revenue grew 28.5% to RMB2,205.7 million. We drilled a total of 246 wells in 2005, an increase of 5 wells, of which 190 are development wells, 4 more than 186 in 2004; 56 are exploration wells, 1 more than 55 in 2004. Of the wells drilled in 2005, 167 are in the Bohai Bay, China, 57 in the South China Sea, 21 in offshore Indonesia and 1 in offshore Myanmar (the Bay of Bengal).

As of 31 December 2005, we operated a total of 14 drilling rigs (including 1 leased rig). Of these rigs, 8 of them operated in the Bohai Bay, China, 4 operated in the South China Sea, 1 operated in offshore Indonesia and operated in Myanmar (the Bay of Bengal).

In 2005, our drilling rigs operated a total of 4,604 days, an increase of 85 days from 4,519 days in 2004. Operating days of our jack-up rigs increased by 251 days, while operating days for semi-submersible rigs declined by 166 days compared to 2004. The increase in jack-up rigs' operating days is attributable to a jack-up rig (COSL931) acquired in July 2004, which commenced operation on 6 January 2005 after receiving a recovery repair and upgrade on its drilling capability; it had a total of 309 operating days in the year. Jack-up rigs had a total of 234 days under maintenance, a 77-day increase over the 157 days recorded in 2004, partly offsetting the number of days increased. Semi-submersible rigs received a total of 177 days service, a 110-day increase over 67 days in 2004, which resulted in a decline in operating days. In 2005, the average calender day utilization rate was 90.1% against 94.2% in 2004. Average day rate for our rigs was US$43,542/day, up by 18.0% against US$36,899/day in 2004. Average day rate for our jack-up rigs was US$40,405/day, representing a 21.4% growth over the US$33,270/day last year. Our semi-submersible rigs recorded an average day rate of US$57,098/day, a 16.1% increase over US$49,176/day in 2004.

As the leading drilling services provider in offshore China, we also provide production platform maintenance and well workover services. Our well workover services were enhanced during 2005 with a total of 8,483 team day, a 16.0% up from the 7,315 team day last year. We also won an integrated services contract from CNOOC SES Ltd. in Indonesia, with a total contract value of approximately US$98.36million. As per the contract, the Company will provide 4 sets of well workover machines and IPM services in well workover, retrieval, logging, testing, tubing conveyed perforation (TCP), wireline operation,


CHINA
Bohai Bay
East China Sea
South China Sea

Wells Drilled by Area

	2005	2004	2003	2002	2001	2000
Bohai Bay	167	176	134	76	144	109
East China Sea	-	4	1	-	1	4
South China Sea	57	37	36	47	13	31
Overseas	22	24	25	-	-	-
Total Wells Drilled	246	241	196	123	158	144

2005 Rig Assignments

Rig	Operator	Wells	Location
BH4	CNOOC SES	21	Indonesia
BH5	CNOOC Ltd.	15	Bohai Bay
BH7	CNOOC Ltd.	16	Bohai Bay
BH7	KERR-McGEE	3	Bohai Bay
BH8	KERR-McGEE	30	Bohai Bay
BH9	CNOOC Ltd.	7	Bohai Bay
BH9	Tianshi/Jidong	3	Bohai Bay
BH10	CNOOC Ltd.	20	Bohai Bay
BH12	CNOOC Ltd.	28	Bohai Bay
COSL931	CNOOC Ltd.	5	West of South Sea
COSL931	HUSKY	3	West of South Sea
COSL935 (lease)	KERR-McGEE.	15	Bohai Bay

Rig	Operator	Wells	Location
NH1	CNOOC Ltd.	30	Bohai Bay
NH2	DAEWOO	1	Myanmar
NH2	CNOOC Ltd.	1	West of South Sea
NH2	CACT	1	East of South Sea
NH2	DEVON	2	East of South Sea
NH4	CNOOC Ltd.	26	West of South Sea
NH5	CNOOC Ltd.	5	East of South Sea
NH5	CACT	1	East of South Sea
NH5	STAT OIL	2	East of South Sea
NH6	CNOOC Ltd.	8	East of South Sea
NH6	CNOOC Ltd.	2	West of South Sea
NH6	STAT OIL	1	East of South Sea

Total: 246

BUSINESS REVIEW (continued)

Operating Days


days
Jack-up
Semi-submersibles
2005
865
3,739
2004
1,031
3,488
2003
610
2,915
2002
778
2,449

Drilling Day Rates


US$ / day
Jack-up
Semi-submersibles
2005
57,098
40,405
2004
49,176
33,270
2003
50,115
31,504
2002
44,910
29,102

Average Calender Day Utilization Rate


%
Jack-up
Semi-submersibles
2005
93.1
79.0
2004
94.3
93.9
2003
88.7
55.7
2002
74.6
71.1

cementing, well stimulation services (including hydrafrac, billabong and sealing, sand control, double pipes/Nitrogen Services and acid pumps). The contract came into effect on 4 May 2005 for a 5 year term. The successful bid on this contract represented a significant step towards opening up the overseas market to the Company and will serve as a cornerstone for the expansion of our service dimensions into a diversified market portfolio.

In response to the ever-growing demand for energy and opportunities for overseas expansion, the Company has decided, on the basis of market forecast and analysis, to invest more in drilling equipments to meet offshore exploration and development needs. The Company commenced the construction of the second 400-feet jack-up rig (COSL942) on 14 July 2005. According to the agreement, the Company and Dalian New Shipbuilding Heavy Industry Co., Ltd will jointly propose, agree upon and implement a modification scheme based on a blueprint of the construction of the first rig , which started in March 2004. Dalian New Shipbuilding Heavy Industry Co., Ltd will build the second rig on a turnkey contract basis, with a total approximate turnkey price (excluding VAT) of US$147 million. COSL942 is expected to be delivered by the end of December 2007.



Specifications of the 14 Drilling Rigs of the Company

As of 31 December 2005

Rig Name	Year Built /Rebuilt	Maker	Maximum Water Depth /Drilling Depth	Current Location	Current Customer
Jack-up Rigs					
BH4	1977	Hitachi Zosen Ship Yard	300 / 20,000 ft	Indonesia	CNOOC SES
BH5	1983	Dalian Shipyard,China	130 / 20,000 ft	Bohai Bay	CNOOC Ltd.
BH7	1983	Dalian Shipyard Co., China	40 / 6,000 M	Bohai Bay	CNOOC Ltd.
BH8	1979	MARATHON LETOURNEEN MARINE COMPANY	246 / 20,000 ft	Bohai Bay	KERR-McGEE
BH9	1984	Dalian Shipbuilding Heavy Industry Co, Ltd., China	40 / 6,000 M	Bohai Bay	Tianshi/Jidong
BH10	1980	Marathon Le Toumeau, Singapore	250 / 20,000 ft	Bohai Bay	CNOOC Ltd.
BH12	1978	Mitsubishi Heavy Industries, Ltd., Japan	56 / 6,000 M	Bohai Bay	CNOOC Ltd.
NH1	1976	Robin Shipyard (PTE) Ltd., Singapore	154 / 20,000 ft	Bohai Bay	CNOOC Ltd.
NH4	1979	Hitachi Zosen, Osaka works Sakai Japan	315 / 20,000 ft	Western of South China Sea	CNOOC Ltd.
COSL931	1995	Vyborg's Shipyard, Russia, and Finland	328 / 21,325 ft	Beibu Gulf of South China Sea	CNOOC Ltd.
COSL935 (leased)	1976/2005	JAPAN HITACHI SHIPBUILDING	300 / 20,000 ft	Bohai Bay	KERR-McGEE
Semi-Submersible Rigs					
NH2	1974	AKER GROUP	1,000 / 25,000 ft	Myanmar	DAEWOO
NH5	1983	Framnaes Mek, Norway	1,500 / 25,000 ft	modification in Youlian ship	
NH6	1982	Gotaverken Arendal Industry Co. Ltd., China	1,500 / 25,000 ft	Western of South China Sea	CNOOC Ltd.

BUSINESS REVIEW (continued)



Well Services

We have over 30 years of experience in offshore well services. As the strongest and largest offshore well services provider in the offshore China market, the services we provide include logging, drilling fluids, directional drilling, cementing, well completion and data totalization services. We utilize advanced technology and equipments operated by a team of professionals, with a view to providing the best and most comprehensive onshore and offshore exploration and development services to our customers at home and abroad.

Well services benefitted from the continuous active exploration and development in offshore China, and growth in revenue from project sub-contracting, sales of well chemical materials as well as overseas business expansion. Our well services posted an extraordinary growth in 2005, turnover from well services amounted to RMB1,165.3 million in 2005, compared to RMB854.3 million in 2004, an increase of RMB311.0 million, or 36.4%.

Logging

We completed 698 logging trips in 2005, an increase of 113 trips from 585 trips in 2004. Turnover from logging services amounted to RMB215.4 million, against RMB205.8 million in 2004. The 4.7% growth is attributable to higher demand for logging services for development wells and production wells and growth in overseas business.





Drilling Fluids

We offered drilling fluids services on drilling, well completion and well workover tasks for 368 wells in 2005, an increase of 76 wells compared to 292 wells in 2004. Drilling fluids amounted to RMB241.5 million in 2005, increased from RMB192.0 million in 2004, which contributed to a 25.8% growth in revenue. The volume increase is attributable to higher demand for drilling fluid services and the use of crease-based fluids that requires a higher unit well charge.

Directional Drilling

We performed directional drilling services on 210 wells in 2005, 19 more than 191 trips in 2004. Turnover from directional drilling services amounted to RMB258.7 million, compared to RMB164.0 million in 2004. The 57.7% increase is attributable to an increase in outsource business, as well as an increase in horizontal wells and lateral wells that required more advanced technology and higher unit well charges.

Well Services Major Revenue Breakdown



RMB million
2005
2004
Logging
215
206
Drilling Fluid
242
192
Directional Drilling
259
164
Cementing
194
174
Completion
90
87

Cementing

We completed cementing services on 249 wells in 2005, 13 more than 236 wells in 2004. Turnover generated from cementing services was RMB193.5 million, an 11.2% increase as compared to RMB174.0 million in 2004. Growth in revenue from cementing was driven by increases in the number of exploration wells and development wells which increased the demand for cementing services.

Sales of Well Chemical Materials

Apart from domestic sales in 2005, we further extended sales of well chemical materials to the North American market. The quality of our products gained recognition from the international market. Sales revenue in 2005 amounted to RMB123.8 million, RMB98.6 million more than the RMB25.2 million achieved in 2004.

Other Well Services

Other well services generated revenue of RMB132.4 million in 2005, an increase of RMB39.1 million over RMB93.3 million in 2004. Other well services include completion services, which revenue amounted to RMB90.0 million, RMB3.0 million increase compared to 2004. The 41.9% increase was due to the substantial growth in under-shaft services including sleeve pipe and acidification amongst others.

BUSINESS REVIEW (continued)



Marine Support & Transportation Services

We own and operate the largest and most comprehensive marine support fleet in the offshore China market. As of 31 December 2005, we operated a total of 68 marine support vessels, 5 oil tankers and 1 chemical tanker and leased 5 working vessels and 5 chemical tankers throughout the year. Our vessels mainly operate in the offshore China region, while working occasionally in other regions. Our marine support vessels provide services to offshore oil and gas exploration, development and production in a number of ways, including supply and crew transportation, tow, positions and anchor drilling rigs. Our oil tankers are used to transport crude and refined oil and gas products. Chemical tankers are used to transport chemical fluids.

With our marine support fleet and chemical tankers put into operation and a higher day rate, marine support and transportation services experienced stable growth in 2005. The number of operating days increased to 23,220, up by 6.5% from 21,805 days in 2004. Average calender day utility rate for useful days was 93.6% against 96.3% in 2004, while the average day rate increased by 6.0%.

Oil tankers gross transportation volume for the period reached 1,472,300 tons, an increase of 23.0% or 275,400 tons over the 1,196,900 tons transported in 2004.

As of 31 December 2005, the Company owned 68 support vessels, 5 oil tankers and 1 chemical tanker and continuously leased 5 working vessles and 5 chemical tankers. One platform supply vessel (BH256) was modified into a Seismic Surveying Vessel Nr. 6 (COSL718) at the end of March 2005, and an additional standby vessel joined service in April 2005.

The Company adopted a well-planned selective approach for the marine transportation of chemical materials, which offers attractive long-term returns. All current transportation is based on long-term contracts, which brings stable cash flow to the Company. The Company acquired a chemical tanker in July 2005, and leased another 5 such vessels for the transportation of chemical materials.

As of 31 December 2005, we operated a total of 67 support vessels, 5 oil tankers and 1 chemical vessel in offshore China, and 1 operating vessel in the Middle East.

Total Number of Vessels and Tankers


Utility Vessels
AHTS Vessels
Chemical tankers
Number
Oil Tankers
PSV Vessels
Standby Vessels
2005
19
6
38
5
5
1
2004
19
7
37
5
5
2003
17
7
30
4
5
2002
16
7
26
5
6

Total Operating Days


Days
2005
23,220
2004
21,805
2003
18,803
2002
18,117

Key Specifications of Our Oil Tankers and Chemical Tanker

As of 31 December 2005

Vessel	Year built	Type	Length(feet)	M/E Power(KW)	Gross Tonnage
Binhai 604	1980	Oil Tanker	331	2,238	2,485
Binhai 605	1976	Oil Tanker	318	2,387	2,630
Binhai 606	1988	Oil Tanker	352	2,536	3,456
Binhai 607	1999	Oil Tanker	377	3,039	4,044
Binhai 608	1999	Oil Tanker	377	3,039	4,044
COSL 801	2004	Chemical Tanker	248	734	1,578



BUSINESS REVIEW (continued)

Key Specifications of Our Operating Vessels

As of 31 December 2005

Vessel	Year built	Length(feet)	BHP	KW	Gross Tonnage
Standby vessels					
Binhai207	1973	174	3,800	2,794	565
Binhai208	1974	174	3,800	2,794	565
Binhai209	1974	169	2,600	1,910	664
Binhai212	1975	169	2,600	1,910	645
Binhai213	1975	169	2,600	1,910	645
Binhai241	1984	184	4,800	3,528	805
Binhai242	1984	184	4,800	3,528	805
Binhai243	1984	184	4,800	3,528	805
Binhai244	1984	176	4,000	2,944	890
Binhai245	1984	176	4,000	2,944	890
Binhai262	1986	192	6,528	4,800	1,197
Binhai264	1987	192	6,528	4,800	1,197
Binhai265	1987	192	6,528	4,800	1,197
Binhai282	1979	220	8,000	5,880	1,607
Binhai266	2003	228	6,800	5,000	1,767
Binhai267	2003	228	6,800	5,000	1,767
Binhai268	2003	228	6,800	5,000	1,767
Nan Ou	1982	217	5,296	5,296	1,344
Nan Ying	1982	217	7,200	5,296	1,344
Nanhai 201	1974	174	7,200	2,793	569
Nanhai 202	1975	174	3,800	2,793	569
Nanhai 203	1975	174	3,800	2,793	569
Nanhai 206	1978	220	8,000	5,880	1,524
Nanhai 208	1979	203	6,000	4,410	1,209
Nanhai 210	1986	212	6,528	4,800	1,405
Nanhai 211	1986	212	6,528	4,800	1,405
Nanhai 217	2001	217	6,908	5,080	1,595
Nanhai 218	2001	217	6,908	5,080	1,595
Nanhai 219	2002	217	6,908	5,080	1,595
Nanhai 220	2003	227	6,908	5,080	1,890
Nanhai 221	2003	227	6,908	5,080	1,890
Nanhai 222	2004	227	14,150	10,400	2,411
COSL 653	2004	226	6,404	4,708	1,840
COSL 654	2004	226	6,404	4,708	1,840
COSL 655	2004	226	6,404	4,708	1,840
COSL 656	2004	226	6,404	4,708	1,840
COSL 689	2005	231	8,320	6,120	1,976
COSL 623	2004	227	8,160	6,000	1,992

Vessel	Year built	Length(feet)	BHP	KW	Gross Tonnage
AHTS vessel					
Binhai214	1975	174	3,800	2,794	565
Binhai215	1975	174	3,800	2,794	565
Binhai263	1986	192	6,528	4,800	1,197
Binhai281	1979	220	8,000	5,880	1,607
Binhai283	1984	211	8,160	6,000	1,320
Binhai284	1992	224	8,000	5,880	1,535
Binhai285	1993	224	8,000	5,880	1,535
Binhai291	1982	215	10,200	7,500	1,357
Binhai292	1980	220	13,000	9,560	1,894
Binhai286	2003	230	8,160	6,000	1,944
Binhai287	2004	230	8,160	6,000	1,944
Nanhai205	1975	208	8,000	5,880	1,277
Nanhai207	1979	220	8,000	5,880	1,524
Nanhai209	1979	203	6,000	4,410	1,209
Nanhai212	1984	218	10,560	7,760	1,541
Nanhai213	1981	222	10,560	7,760	1,582
Nanhai215	1983	222	12,730	9,360	1,963
Nanhai216	1983	222	12,240	9,000	1,631
COSL688	2004	231	8,320	6,120	1,976

Vessel	Year built	Length(feet)	BHP	KW	Gross Tonnage
PSVs					
Binhai251	1995	196	5,456	4,010	1,470
Binhai252	1995	196	5,456	4,010	1,470
Binhai253	2001	231	5,306	3,900	2,308
Binhai254	2001	231	5,306	3,900	2,308
Binhai255	2001	256	6,404	4,708	3,007
Binhai256	1982	271	9,600	7,060	3,285

Vessel	Year built	Length(feet)	BHP	KW	Gross Tonnage
Utility vessels					
Binhai210	1974	169	2,600	1,910	664
Binhai211	1975	169	2,600	1,910	664
Binhai216	1976	190	2,640	1,940	986
Binhai217	1978	190	2,640	1,940	986
Xinshijiyihao	2004	130	6,090	4,480	738



Geophysical Services

We are the dominant geophysical services provider in the offshore China market. We also operate in other regions including the South and North Americas, the Middle East, offshore Africa and offshore Europe. Our geophysical services are divided into two main categories: seismic services and surveying services. We own a fleet of 7 seismic vessels and 4 geotech survey vessels.



Seismic Services

The offshore China market experienced great demand for geophysical services in 2005, therefore we strengthened inputs into this business area to enhance the overall seismic operation capacity of the Company. Firstly, we upgraded the seismic collection system of a Seismic Vessel "the Oriental Pearl". Next, we commenced modification of a platform supply vessel (BH256) into a seismic vessel Nr.6 (COSL718) which was ready for delivery by 27 December. As of 31 December 2005, the Company owned a fleet of 7 seismic vessels, of which 4 were operating in offshore China, 2 in Western Africa and 1 was under modification in Shanghai to operate in offshore China once modifications are completed.

We collected 3,693 sq. kilometers and 46,166 kilometers of 3D and 2D seismic data, respectively, in 2005. 3D data collection increased by 617 sq. kilometers, or 20.1% compared to 3,076 sq. kilometers last year, mainly due to increased activities in offshore China and improved collection capacity of the vessel, Oriental Pearl, with an upgrade to its collection system. 2D seismic data collection increased by 6.8% or 2,940 kilometers against 43,226 kilometers in 2004 primarily due to increased operation load in the South China Sea and overseas regions compared to last year. On 14 March 2005, the CNOOC Group, the Philippine National Petroleum Company and Vietnam Petroleum and Natural Gas Company formally reached a joint agreement - "A Joint Agreement on the Allied Marine Seismic Operation in the Agreed Region of the South China Sea" in Manila, the capital city of the Philippines. According to the Agreement, the three oil companies will join hands for a three-year exploration programme covering 143,000 sq. kilometers in area. Combining technological advantages with rich experience in marine seismic operation, we prepared a price quotation which was formidably competitive with the support of thorough market analysis, and eventually won the bid. The project was accomplished in mid-November, five months ahead of schedule. Nanhai 502, the seismic vessel assigned to this mission, collected a total of 11,020 kilometers of 2D wired seismic data.

3D Seismic Data Collection and Processing


km²
3D Seismic Data Collection
3D Seismic Data Processing
2005
3,693
2,843
2004
3,076
2,273
2003
2,339
1,828
2002
1,875
1,867

2D Seismic Data Collection and Processing


km
2D Seismic Data Collection
2D Seismic Data Processing
2005
46,166
15,746
2004
43,226
19,696
2003
46,737
10,944
2002
48,422
16,244

We processed 2,843 sq. kilometers of 3D seismic data in 2005, an increase of 25.1% or 570 sq. kilometers from 2,273 sq. kilometers last year. A total of 15,746 kilometers of 2D seismic data were processed, a decline of 20.1% or 3,950 kilometers from 19,696 kilometers in 2004, due to a decline in the data processing requirements of our clients.

Surveying Services

As part of the Company's strategy to extend its business scope and competitiveness of its surveying services, a geotech surveying vessel went into service in February 2005, which can perform seabed wire and pipe investigations, enabling business diversification into inspection and maintenance services from pure surveying services. As of 31 December 2005, the Company owned 4 surveying vessels, of which 2 were operating in Bohai Bay, China, and 2 in the South China Sea.

Turnover from surveying services totalled RMB124.9 million in 2005, an increase of RMB22.9 million, or 22.5% from RMB102.0 million last year, mainly due to the addition of a new geotech surveying vessel which increased our operation volume.

Key Specifications of Our Seismic Vessels

As of 31 December 2005

Name	Year of Construction	Seismic Capability	2-D Seismic Capability (km/year)	Cruising Speed (knots/hour)	Gross Tonnage	Length (feet)	Maximum Streamers	Streamer Data	Recording System	Quality Control System	Navigation System	Flag
COSL718	2005	2-D/3-D	36,000	15.0	5,086	258	6	Digital	Sercel-seal	Focus/PC-cluster	CONCEPT	PRC
ORIENT PEARL	1994	2-D/3-D	34,000	15.0	3,676	258	4	Digital	Sercel-seal	Focus/PC-cluster	CONCEPT	PRC
BINHAI511	1979	2-D/3-D	32,000	15.8	2,231	266	3	Digital	Sytrak-960	Focus/PC-cluster	CONCEPT	PRC
BINHAI512	1979	2-D/3-D	32,000	15.8	1,964	259	4	Digital	Sercel-seal	Focus/PC-cluster	CONCEPT	PANAMA
BINHAI517	1997	2-D/3-D	28,000	11.0	1,240	196	2	Digital	Sytrak-960	Focus/Ultra-80	CONCEPT	PRC
BINHAI518	1982	2-D/3-D	28,000	9.0	704	163	2	Digital	Sytrak-960	Focus/Ultra-60	CONCEPT	PRC
BINHAI502	1979	2-D/3-D	30,000	13.0	931	197	2	Digital	Sytrak-960	Focus/Ultra-80	CONCEPT	PRC

Key Specifications of Our Surveying Vessels

As of 31 December 2005

Name	Types	Year Built	Length (meter)	Gross Tonnage	Steaming Radius (sea mile)	Functional Features
BH218	Geotechnical Investigation Vessel	1979	54.96	595.88	1,500	4-point anchoring system
BH521	Geophysical & Environmental Survey Vessel	1975	51.19	618.14	5,000	-
NH503	Geotechnical, Geophysical & Environmental Survey Vessel	1979	75.88	1,778	-	4-point anchoring system
COSL709	Integrated Survey & Inspection Vessel	2005	79.8	3,119	12,000	Joint Control DP- II powered positioning

Integrated Project Management

Based on our IPM strategy, the Company utilizes its superior equipment, expertise and extensive service chain to provide one-stop technical solutions design, construction, and management services spanning each phase of oilfield exploration, development and production, etc. Through its superior equipment, we can integrate related technical services to satisfy the different needs of our customers, thus increasing the Company's operating revenue and enhancing the synergy of the Company. In 2005, we further cultivated our integration service capabilities into production stages, and we devoted extensive efforts in promoting our integration service. We have made considerable improvements based on the foundation of maintaining our integrated service markets: on the one hand, we promoted the overall integrated services in the rim of the Bohai Bay and completely undertook the service of adjustment wells and drilled wells on the production platform directly. This has laid the foundation for opening up markets for our integration services for adjustment wells and drilled wells; on the other hand, we provided integrated services in drilling of exploration wells and assessment wells in the South China Sea. This will help open markets for our newly-equipped drilling rig, COSL931. In addition, with the use of the integrated service platform, the Company has sped up the on-site testing and application of its achievements in scientific research and the application of these technical achievements in turn have significant implications for the expansion of the technological services markets, enhancing the technological levels and service capability of the Company.

In 2005, we undertook integrated service projects of adjustment wells production in Bohai, drilling wells in Yuedong, workover wells in Jidong Bohai. We signed 15 integrated service contracts in total and the aggregate contract value amounted to RMB887.0 million, representing 18.5% of 2005 total operating revenue, an increase of 24.6% when compared to RMB712.0 million last year.

Overseas Business Expansion

In 2005, our overseas business achieved great progress. We have obtained a number of service contracts. The operating revenue of the Company from overseas markets for the full year amounted to RMB436.0 million, accounting for 9.1% of 2005 total revenue, an increase of 87.1% when compared to RMB233.0 million last year.

As for our drilling business, following the integrated service contract for well workover services that we secured in Indonesia in April, we secured drilling contracts for our semi-submersible rigs Nanhai 2 and Nanhai 6 in Myanmar and Australia in October and November, respectively. The Company also succeeded in signing a cooperative agreement with Northern Drilling Company of Iran in December.

While progress has been made in our drilling business overseas, our well services business in overseas markets has also made much progress. In late December, we secured a two-year service contract from Philippine National Oil Corporate for cementing of 28 geothermal wells. The project involves an aggreate contract amount of US$3.7 million. The service contract is expected to be carried out soon. Services under this contract include the provision of equipment, tools, personnel and technical services and assisting the client in tapping geothermal steam to generate electricity. In addition, the Company has secured oilfield technical service contracts in drilling fluid and cementing in Myanmar.

Our success in overseas business expansion symbolizes that our services have won greater recognition in the overseas markets among overseas customers and this has helped the Company accumulate valuable experience to further expand into the international markets and participate in international tenders.



Technology and Development

We understand that technological advantage is the ultimate fuel for elevating our competitiveness and growth, that is why we regard enhancement of our technical capabilities as a long- term development strategy. In line with this understanding, we will continue to abide by our principle of combining research with practical application, and in so doing maintain our market-oriented approach. We strive to systematically create new technologies to push our technological advancement and we will further perfect our technology management systems. In 2005, the Company was granted 9 patents (of which 4 were invention patents), for a total of 28 patents (of which 7 were invention patents).

The Company has made a number of technological breakthroughs in 2005: ELIS-I , a self-developed logging system entered offshore operations jointly with over 100 pieces of peripheral logging instruments for imported logging equipment that were all developed in-house; whilst the prototype of the critical time-phase marine seismic technology was approved by the National's '863' Expert Panel. The technology for the series of increasing production by nitrogen foaming series that has been successfully applied at sea is a prime example of the Company's research and development capabilities, the Company combined oilfield chemistry, geologic reservation and oil exploitation processing technology it possesses and translated it into our research capability in integrated technology service. Other technological breakthroughs include: the non-balanced drilling wells techniques research project that was undertaken in oilfield JZ25-1S in the Bohai Bay which further widened our know-how in that area of technical service; the Company's research into the application of unplugging and water filling techniques has better equipped the Company in the area of oilfield production services.; the application of the MEG drilling fluids and zero free-float fluid systems has increased our technical competency; and lastly, a feasibility study conducted on Phase II of the Pinghu oilfield project has led to the development of technical solutions that enabled the Company to introduce oilfield production integrated services ahead of schedule.

In 2005, the Company entered into an exclusive agreement with ADTH in Norway regarding the use of deepwater drilling technology in Asia. Nine related research works and experiments for this project have commenced. We have completed the early stage project design for deepwater drilling for the ASDD project and have commenced work for the preparation of research and development of deepwater drilling.

FINANCIAL REVIEW


Overall Revenue
RMB million
Drilling Services
Marine Support & Transporation Services
Well Services
Geophysical Services
2005
2,206
1,165
868
550
2004
1,716
854
774
480
2003
1,282
673
632
475
2002
1,064
672
603
387

Turnover

Turnover for the year 2005 amounted to RMB4,788.8 million, representing an increase of RMB964.8 million, or 25.2%, compared to RMB3,824.0 million over the same period last year. This increase was mainly attributable to a significant increase in revenues from drilling services and well services.

In 2005, we recorded turnover of RMB2,205.7 million from drilling services, representing an increase of RMB489.8 million, or 28.5%, compared to RMB1,715.9 million for the same period last year. The increase was mainly attributable to the increasing of drilling day rate and working volumes compared to the same period last year. At the same time, well workover services provided also increased.

In 2005, turnover from well services amounted to RMB1,165.3 million, representing an increase of RMB311.0 million, or 36.4%, compared to RMB854.3 million over the same period last year. The substantial increase was mainly attributable to the sales revenue from well chemical materials and higher revenue derived from directional drilling, drilling fluids and logging as compared to the same period last year.

In 2005, turnover from marine support and transportation services amounted to RMB867.7 million, representing an increase of RMB94.3 million, or 12.2%, compared to RMB773.4 million for the same period last year. The increase was mainly attributable to an increase in day rate and the delivery of vessels in 2004.

In 2005, turnover from geophysical services amounted to RMB550.0 million, representing an increase of RMB69.7 million, or 14.5%, compared to RMB480.3 million for the same period last year. This increase was mainly attributable to an increase in data collection activities in the South China Sea and overseas, upgrading of the seismic data collection system of one seismic vessel which resulted in improved efficiency, as well as increased 2D and 3D data collection activities compared to the same period last year.

Other Revenues

In 2005, we recorded other revenues of RMB12.9 million, representing a decrease of 45.1% from RMB23.5 million for the same period last year. This decrease was mainly attributable to less insurance claims in line with a drop in the number of casualties.

Operating Expenses

For the year ended 31 December 2005, we recorded total operating expenses of RMB3,951.4 million, representing an increase of RMB796.1 million, or 25.2%, from RMB3,155.3 million for the same period last year. The increase in operating expenses was mainly attributable to an increase in costs related to consumption of materials and other services, employee compensation costs, sub-contracting costs and depreciation charges and so on. Costs relating to consumption of materials and other services amounted to RMB1,437.2 million, increasing by RMB311.3 million, or 27.6%, compared to RMB1,125.9 million for the same period last year, mainly due to increased consumption of materials and others on increased work volume, and surges in the cost of spare parts for vessels, fuel prices and costs related to sales of well chemical materials. Labour costs amounted to RMB833.3 million, increasing by RMB193.1 million, or 30.2% from RMB640.2 million for the same period last year, mainly from increased personnel for the operation of drilling rigs, well workover projects, vessels and manpower in preparation for our COSL 941 drilling rig to be completed and operational in 2006. Sub-contracting costs increased by RMB155.5 million, or 149.4% to RMB259.6 million from RMB104.1 million for the same period last year, which was mainly attributable to increased sub-contracting costs from the construction of a newly added module rig and turnkey contract for directional drillings and drilling fluid services. Depreciation charges increased by RMB88.7 million, or 13.3% to RMB755.7 million from RMB667.0 million for the same period last year, mainly attributable to the newly added second-hand (COSL931) drilling rig, one geotech survey vessel and marine support vessels as well as the depreciation of well services equipment. Repair and maintenance costs increased by RMB58.5 million, or 25.8% to RMB285.2 million from RMB226.7 million for the same period last year, mainly attributable to maintenance of drilling rigs and directional drilling equipment as scheduled. Operating lease expenses amounted to RMB213.4 million, representing an increase of RMB26.6 million, or 14.2% from RMB186.8 million for the same period last year. This increase was largely related to the lease of jack-up rig (COSL935). According to the terms of the contract, the daily lease rate would be increased after completion of the second phase upgrade and modification. In addition, the increase of business activities required us to hire more operating vessels and standby vessels. Other sales and management fees amounted to RMB61.7 million, representing an increase of RMB23.7 million, or 62.4% from RMB38.0 million for the same period last year, this is mainly attributable to the increased expenses incurred on business travel, and secondments of personnel abroad for various business expansion activities. Other operating costs amounted to RMB105.3 million, representing a decrease of RMB61.3 million, or 36.8% from RMB166.6 million for the same period last year, this is mainly attributable to the write-back of RMB59.7 million provision for doubtful debt.

In 2005, operating expenses from drilling services amounted to RMB1,704.8 million, representing an increase of RMB358.5 million, or 26.6%, compared to RMB1,346.3 million over the same period last year. This increase was mainly attributable to a substantial growth in costs related to consumption of materials and other services, labour costs, sub-contracting costs, depreciation costs, lease expenses and repair costs as compared with the same period last year. Costs related to the consumption of materials and other services amounted to RMB576.9 million, representing an increase of RMB116.9 million, or 25.4%, compared to RMB460.0 million for the same period last year. Such increase was mainly due to increased expenses incurred on materials and transportation which resulted from increased work volume in well workover services as well as a surge in raw material prices for drilling spare parts. Labour costs amounted to RMB363.4 million, representing an increase of RMB96.3 million, or 36.1% over RMB267.1 million for the same period last year. This increase was mainly due to increased personnel required for the addition of the drilling rig (COSL931), preparation for the drilling rig (COSL941) and well workover projects. Sub-contracting costs amounted to RMB107.3 million, representing an increase of RMB86.9 million, or 426.6% over RMB20.4 million for the same period last year. This increase was mainly due to increased sub-contracting costs from the module rigs. Depreciation costs amounted to RMB323.5 million, representing an increase of RMB50.7 million, or 18.6% over RMB272.8 million for the same period last year. This increase was primarily attributable to the upgrade of drilling rigs and in turn increased the depreciation costs. Repair and maintenance cost increased by RMB37.5 million, or 25.4% to RMB185.0 million from RMB147.5 million for the same period last year, this is mainly attributable to maintenance of some drilling rigs as scheduled. Operating lease expenses amounted to RMB105.3 million, representing an increase of RMB23.5 million, or 28.8% from RMB81.8 million for the same period last year. This increase was largely related to the lease of jack-up rig (COSL935). According to the requirements of the contract, daily leasing day rate would be increased after the completion of the second phase upgrade and modification. Other sales and management fees amounted to RMB30.7 million, representing an increase of RMB16.4 million, or 114.7% from RMB14.3 million for the same period last year, mainly attributable to the increased expenses in business travel for business expansion overseas. Other operating costs amounted to RMB12.7 million, representing a decrease of RMB69.7 million or 84.6% from RMB82.4 million for the same period last year, mainly attributable to the write-back of RMB59.7 million provision for doubtful debt.

In 2005, operating expenses from well services amounted to RMB1,022.8 million, representing an increase of RMB287.3 million, or 39.1% from RMB735.5 million for the same period last year. This increase was mainly attributable to the growth in costs related to consumption of materials and other services, labour costs, sub-contracting costs, depreciation costs and repair costs as compared with the same period last year. Costs related to the consumption of materials and other services amounted to RMB492.8 million, representing an increase of RMB190.5 million, or 63.0%, compared to RMB302.3 million for the same period last year. This increase was mainly due to increased expenses in materials and parts resulting from an increased work volume. Additionally, the costs for materials surged as the sales revenue from well chemical materials increased. Sub-contracting costs amounted to RMB137.6 million, representing an increase of RMB67.5 million, or 96.3% over RMB70.1 million for the same period last year. This increase was mainly due to increased sub-contracting costs from directional drilling and drilling fluids. Labour costs amounted to RMB166.8 million, representing an increase of RMB21.4 million, or 14.8% over RMB145.4 million for the same period last year, this is mainly attributable to increased personnel to meet the higher work volume. Depreciation costs amounted to RMB124.5 million, representing an increase of RMB12.5 million, or 11.2% over RMB112.0 million for the same period last year. This increase was primarily attributable to the purchasing of equipment for logging and cementing that in turn increased the depreciation costs. Repair costs increased by RMB9.2 million, or 95.8% to RMB18.8 million from RMB9.6 million for the same period last year, this is mainly attributable to maintenance of equipment as scheduled. Operating lease expenses amounted to RMB34.0


Total Operating Expenses
RMB million
Depreciation of property, plant and equipment
Employee compensation costs
Repair and maintenance cost
Consumption of supplies, materials, fuel, and others
Operating lease expenses
Other SG&A and others
2005
756
833
285
1,697
213
167
2004
667
640
227
1,230
187
205
2003
594
513
172
924
122
199
2002
553
462
153
836
62
182

million, representing a decrease of RMB19.5 million, or 36.4% from RMB53.5 million for the same period last year. The decrease was largely related to less hiring of logging equipment.

In 2005, operating expenses from marine support and transportation services were RMB757.4 million, representing an increase of RMB88.3 million, or 13.2%, compared to RMB669.1 million over the same period last year. This increase was mainly due to the rise in labour costs, leasing costs and repair costs as compared to the same period last year. Among which, labour costs amounted to RMB209.7 million, representing an increase of RMB62.0 million, or 42.0%, compared to RMB147.7 million over the same period last year. This increase is mainly due to more personnel needed for 1 newly added marine support vessel, 1 chemicals tanker and another 4 chemicals tankers. Repair and maintenance costs increased by RMB12.3 million, or 25.2% to RMB61.2 million from RMB48.9 million for the same period last year, this is mainly attributable to maintenance of some vessels as scheduled. Also, as demand for vessel repairing outstripped supply, repair charges surged. Operating lease expenses amounted to RMB42.5 million, representing an increase of RMB14.9 million, or 54.0% from RMB27.6 million for the same period last year. This increase was mainly attributable to an increase in hiring of vessels.

In 2005, operating expenses from geophysical services were RMB466.4 million, representing an increase of RMB62.0 million, or 15.3%, compared to RMB404.4 million over the same period last year. The increase was mainly due to depreciation, the consumption of materials and other services, labour costs and operating lease expenses over the same period last year. Among which, depreciation costs amounted to RMB83.6 million, representing an increase of RMB20.1 million, or 31.7%, compared to RMB63.5 million over the same period last year. The increase in depreciation cost is mainly due to 1 geotech survey vessel having commenced operation and the transformation of the data collection system of a seismic vessel. Costs related to the consumption of materials and other services amounted to RMB191.3 million, representing an increase of RMB18.8 million, or 10.9%, compared to RMB172.5 million over the same period last year, mainly due to a surge in fuel costs; and increase in material costs and transportation costs resulting from a significantly greater work volume. Labour costs amounted to RMB93.4 million, representing an increase of RMB13.4 million, or 16.8%, compared to RMB80.0 million over the same period last year. The increase was mainly due to increased personnel for 1 geotech survey vessel. Operating lease expenses amounted to RMB31.5 million, representing an increase of RMB7.6 million, or 31.8%, compared to RMB23.9 million over the same period last year. The increase is mainly due to the increase in hiring of standby vessels.

Operating Profit

In 2005, we achieved an operating profit of RMB850.3 million, representing an increase of RMB158.1 million, or 22.8%, compared to RMB692.2 million over the same period last year. The increase is primarily attributable to growth in drilling services and well services. Drilling services recorded an operating profit of RMB505.5 million, representing an increase of RMB131.2 million, or 35.1%, compared to RMB374.3 million for the same period last year. Well services recorded an operating profit of RMB150.4 million, representing an increase of RMB22.5 million, or 17.6%, compared to RMB127.9 million for the same period last year. Operating profit from marine support and transportation services amounted to RMB110.3 million, representing an increase of RMB5.0 million, or 4.7%, compared to RMB105.3 million for the same period last year. Operating profit from geophysical services amounted to RMB84.1 million, representing a drop of RMB0.6 million, or 0.7%, compared to RMB84.7 million for the same period last year.

Financial Income

Financial income in 2005 amounted to RMB50,000, decreasing by RMB34.45 million from RMB34.50 million for the same period last year. This decrease was mainly due to a drop in interest income of RMB17.45 million from bank deposits and

EBITDA
RMB million


2005
1,641
2004
1,469
2003
1,208
2002
1,072

Earnings Per Share
RMB Cents


2005
20.55
2004
17.56
2003
11.66
2002
12.84

an increase of RMB17.0 million in net loss of foreign exchange.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities amounted to RMB106.6 million, representing an increase of RMB27.2 million, or 34.3%, compared to RMB79.4 million for the same period last year. The increase was mainly attributable to the significant improvement in the revenue contributions of China Nanhai-Magcobar Mud and China-France Bohai Geoservices.

Profit Before Tax

Profit before tax amounted to RMB956.9 million, representing an increase of RMB150.8 million, or 18.7%, compared to RMB806.1 million for the same period last year. The increase was mainly due to our growth in drilling services and well services.

Income Tax

In 2005, we had tax liabilities of RMB135.9 million, representing an increase of RMB31.5 million, or 30.2%, compared to RMB104.4 million in 2004. This comprised of tax liabilities of RMB327.2 million offset by a tax refund of RMB191.3 million from the tax authority in 2004 for our treatment as an advanced technology enterprise.

Profit After Tax

Our profit after tax in 2005 was RMB821.0 million, representing an increase of RMB119.3 million, or 17.0%, compared to RMB701.7 million for the same period last year.

Dividends

In 2005, the Company distributed a special interim dividend of RMB55.5 million, or RMB1.39 cents per share. The Board of the Company also proposed to declare a final dividend distribution of RMB164.2 million or RMB4.11 cents per share. The recommended date for distribution is 15 June 2006 (Thursday).

Debt Servicing Ability and Funding Resources

Cash and cash equivalents were RMB2,162.3 million at the opening of the year 2005. For this period, net cash inflow from operating activities was RMB1,261.4 million, net cash outflow from investing activities was RMB1,358.2 million, net cash outflow from financing activities was RMB430.9 million and term deposits for more than three months and short-term investment within three months together decreased by RMB620.8 million. As at 31 December 2005, we have cash and cash equivalents amounting to RMB1,013.8 million.

Cash Provided by Operations

Net cash generated from operating activities amounted to RMB1,261.4 million in 2005, a decline of 16.6% or RMB250.2 million against RMB1,511.6 million for the same period last year. The decrease was principally caused by increased taxation charges that reduced cash from operating activities by RMB140.8 million, wages and benefits payable caused a decrease in cash by RMB178.2 million, various current account payments reduced cash by RMB174.2 million and other factors such as net amounts from translation caused cash to shrink by RMB3.8 million. The aforesaid items collectively reduced cash from operations by RMB497.0 million, offsetting the increases in operating profits and depreciation charge of RMB158.1 million and RMB88.7 million, respectively.

Capital Expenditure

To meet domestic and foreign demand for oilfield services, the Company continued to increase its capital expenditure and enhance its facilities. Capital expenditure in 2005 was RMB2,253.0 million, representing a 39.8% growth or an increase of RMB641.2 million over RMB1,611.8 million for the same period last year. RMB1,585.8 million was spent on drilling business, mainly used for construction of two 400 feet jack-up rigs; RMB302.1 million on oil and gas well technical services, mainly used for purchases of facilities such as those for directional wells, well testing and well cementing; RMB104.8 million on offshore marine support boats and transportation services, mainly used for purchase of 1 chemicals tanker and construction of 2 more chemical tankers; RMB260.3 million on geophysical exploration services, mainly used for transformation of the collection system of 1 seismic vessel and transformation of 1 offshore supply vessel into a seismic six-cable vessel.

Cash Outflow from Financing Activities

In 2005, net cash outflow from financing activities amounted to RMB430.9 million, comprising RMB230.9 million of dividend payment and RMB200.0 million of loan repayment to CNOOC.

Subsequent Events

In compliance with the Articles of Association of the Company, an Extraordinary General Meeting was held on 12 January 2006 at which a special resolution in respect of issuing short-term debentures with an aggregate principal not exceeding RMB2 billion was passed. The short-term debentures will be issued to institutional investors in the PRC and will be unsecured, with a term of one year and to be issued in two tranches of RMB1 billion each. On 10 February 2006, the Company issued a short term debentured to RMB1 billion. The short term debenture has a coupon rate of 3.2%. The purpose of issuing the debenture is to meet the Company's short term working capital needs The proceeds from the issuance of the short-term debentures will be used in purchasing fuel, lubricant oil, parts used by vessels and for other like operating expenses. In other words, the funds raised will be used to meet the short-term financial needs of the Company's operation so as to ensure that the Company can continue to operate smoothly.

Outlook

With oil demand rising steadily, the world economy is expected to remain in good shape in 2006. The Energy Information Administration (EIA) predicts that the aggregate world supply of crude oil will be 85,500,000 barrels daily, representing a growth of 1.4% or 1,200,000 barrels over the same period last year. Despite the fact that OPEC continues to exert significant influence on the world oil market, the non-OPEC countries show strong momentum. Emerging oil production countries such as Russia, Central Asia and countries in the Gulf of Guinea, Africa are rising rapidly and are playing more important roles. Pursuant to oil explorations activities in the South China Sea and the East China Sea, the oil supply from East Asia will also be changed. Institute Francais du Petrole (IFP) estimates the world investment in oil in 2005 and 2006 to be USD170 billion and USD185 billion representing 13% and 9% in growth, respectively. In view of the favourable conditions for growth in demand for oil and gas well exploration and oilfield technical services, the Company will capitalize on the opportunities for oil and gas business development. While continuing to lead in the offshore market in China, we will strive to explore overseas markets such as Southeast Asia and establish our position in both domestic and foreign markets.

The first 400 feet jack-up rig which we invested in and constructed will be put into operation in 2006. This will drive the growth of our drilling business. At the same time, we will continue to develop our IPM service, taking advantage of our quality facilities to drive technical services, deepen our involvement in technological research and its commercialization and strengthen growth in oilfield technical services business. With regard to offshore marine and transportation services, we started to build 2 chemicals tankers in 2005, and the 2 chemicals tankers which we have contracted for during the year are due to become operational in the second half of 2006. The above developments together with 1 second-hand chemicals tanker which we already own will see us well prepared to handle market demand for chemicals transportation services. In respect of our geophysical exploration services, the modification of our geophysical six-streamer seismic vessel was completed in late 2005. The vessel can commence operation in early 2006, which should enormously strengthen our ability in 3D seismic data collection.

Looking forward to the year 2006, the Company as a whole will continue to uphold the corporate vision of "we must do better", follow the conduct standard of "Do everything carefully" and endeavour to fulfil the following objectives: continue to grow revenue and profits to reinforce the momentum of high growth, and strive to seek breakthroughs in our technological progress; continue to take hold of opportunities to accelerate the enhancement of productivity and speed up the effort in developing deep offshore services; steadfastly expand our IPM businesss and rapidly boost our capability in oilfield production services; continue to establish our brand in international services; and continue our efforts in maintaining a healthy, safe and environmentally-friendly workplace and create the most value for our shareholders, customers and employees.

QUALITY, HEALTH, SAFETY AND ENVIRONMENT (QHSE)



Prioritizing safety and prevention;
Valuing humanity and life;
Honoring quality and credibility;
Respecting our nature and environment;

Our QHSE system focuses on the following:

- Establishing a systematic approach to ensure quality, health, safety, and protection;
- Clearly identifying responsibilities of our management and employees;
- Investing resources to ensure that all items we develop are lawful, technologically driven and of superior quality.

In 2005, on the basis of our "people-oriented" management concept, accountability to the country as well as to shareholders, staff and the community at large, the Company enhanced its QHSE management. The establishment of the SMS and QHSE systems was proactively promoted while sustainable improvement was insisted upon. Standardised management was conducted through the setting up of systems. QHSE activities became the shield for production and operation, which completed the annual operating targets and safety management targets in an improved manner.

The Company's management placed great emphasis on QHSE activities, which ultimately treated safety in production as the foundation for the survival and development of the enterprise. A meeting of the safety committee is periodically convened at the beginning of each year, this year's meeting finalized the Company's QHSE management activities to a large extent, and established annual operating targets. It was emphasized that QHSE activities were the control gateways to determine the responsibilities of managers at various levels. With the complicated professional divisions, numerous application technologies, extensive operating areas and numerous new staff at the front line, the Company comprehensively enhanced staff quality and improved efficiency of the operation of the SMS and QHSE systems in production and operating activities through consolidating safety education, skills training, strengthening staff's concept of responsibility, safety, environmental protection, compliance and discipline. Emphasis was placed on seasonal change and prevention of personal injuries and major mechanical events. The identification and control of substantial risks was focussed upon in safety management. More efforts were devoted to specifically examine well control, fire protection, explosion protection and handling of dangerous chemicals, ropes and equipment. Various laws, rules and regulations for safety production were put in place. Under the collective effort of the Company's management and all staff, the Company fulfilled its annual QHSE management targets. Safety conditions were steady as a whole without the occurrence of significant events. The occurrence of safety issues was basically controlled within an acceptable range. In particular the occurrence of marine safety issues was lower than the previous year. With a downward trend as a whole, no fatalities resulted from marine safety issues during the year.

In 2005, in accordance with the OHSA statistical method, the occurrence of safety issues during the year was 0.29, which was lower than the international standard of 0.75. (The occurrence of every safety issue per 200,000 man-hours equivalent to 1 for the parameter. 1 represents a normal parameter and lower than 0.75 is regarded as excellent.)

COSL's Occupational Incident Statistics from 2002 to 2005 (in OHSA standard)

	2005	2004	2003	2002
Incident Rate	0.29	0.27	0.22	0.45

CORPORATE GOVERNANCE REPORT

The Company's corporate governance for the accounting period covered by this annual report has been in compliance with the relevant local and international laws and regulations, realizing fairness and transparency in practice and meeting the basic requirements of corporate governance and has been accepted by the capital market. The Company was chosen by Euro Money magazine as one of the 10 Most Accessible Management in Asia for the year 2003 and by Finance Asia magazine as one of the 10 Best Managed Companies for the year 2003.

During 2005, the Board of Directors reviewed the systems of the Company based on the Code on Corporate Governance Practices set out in Appendix 14 of the Rules of the Stock Exchange of Hong Kong Limited (hereinafter referred to as "the Code") and took a step forward in perfecting the structure of governance so as to ensure high standards in corporate governance. Details of actions are as follows:

I. Overview of Corporate Governance

Regarding the Code as the criterion for deciding on the standard of corporate governance, the Board of Directors consider the code an important reference standerd for measurement of corporate governance, they have stepped up their efforts in organizing training for directors to familiarize them with the Code. The Secretary to the Board was assigned to make a comparison between the Code and the existing practice of the Company. To perfect the relevant practices, the Board of Directors adopted higher standards for governance and have formulated and implemented various practices so as to comply with provisions of the Code. The Company considered the Code of Best Practice together with its actual situation and incorporated some of the practices into the system of the Company and some others used in operation. For instance, it is stated in clause A.3.2 of the Code that the number of independent non-executive directors should represent at least one third of the members of the Board of Directors, this has been consistently abided by the Company since its listing in 2002. At present, the number of independent non-executive directors exceeds one third of the Board of the Company. Apart from that, the Company observed clause A.4.4 of the Code and established a Nomination Committee in 2005 with the majority of members being independent non-executive directors. The Company also adopted the recommended best practices of the Code in respect of directors' liability insurance and for better communication between independent non-executive directors and the Chairman.

Regarding compliance with clause E1.2 of the Code during the period under review, the Board considered it necessary to explain the following to shareholders. The Company held its 2004 annual general meeting on 25 May 2005. In accordance with the requirement of the Company's Articles of Association, it was resolved that our redundant, chairman of the nomination committee, chief executive director, and president Yuan Guangyu preside over the annual general meeting as the Chairman of the Board of Directors was not able to chair the meeting. For future annual general meetings, the Company will consider the actual situation of annual general meetings (for instance, when holders of H shares attend the meeting in person) and will require the Chairman of the Board to preside over and the chairman of each of the special committees to attend annual general meetings.

Saved as disclosed above, the Board of Directors of the Company is not aware of any information that may reasonably indicate the Company's deviation from the Code during the period under review. The Board of Directors believes that the Company has fully complied with all the requirements of the Code.

In conclusion, the Board is of the opinion that the Company has adhered to the principles of treating all shareholders equally, protecting their interests and has fulfilled the requirements in respect of disclosure regarding the Company's business results, thus successfully combining the concept of corporate governance with actual practice.

II. Directors' Involvement in Securities Transactions

Following specific enquiries of all directors, the Board confirmed that during the 12 months ended 31 December 2005, the provisions of the Model Code for Securities Transaction by Directors of Listed Issuers ("the Model Code") set out in Appendix 10 of the Listing Rules were observed. At present, the Company has not adopted any code of conduct for securities transactions by directors that exceeds the provisions set out in the Model Code. The Company has adopted all the provisions of the Model Code.

III. The Board of Directors

(I) Composition of the Board of Directors

Directors during the year and/or on the date of this report are as follows:

Chairman of the Board and non-executive director: Fu Chengyu
Executive directors: Yuan Guangyu, Wu Mengfei
Non-executive director: Wang Zhongan (Resigned on 19 September 2005)
Independent non-executive directors: Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang

The Board of Directors convened four meetings during the year. Except for Wang Zhongan who did not personally attend the second annual meeting of the Board of Directors on 30 March 2005 but did designate in writing another director to act on his behalf, all other directors attended all meetings of the Board during the year.

(II) The Roles of the Board of Directors and the Management

The Articles of Association of the Company clearly define the duties and functions of the Board of Directors and the Management. The responsibilities of the Board of Directors are as follows:

1. Convene shareholders' general meetings and report the Board's work at such meetings;
2. Implement the resolutions of shareholders' general meetings;
3. Decide on the Company's business plans and investment plans;
4. Formulate the Company's annual budgets and accounts;
5. Formulate the Company's plans for profit distribution and plans for recovery of losses;
6. Formulate plans for increase or decrease in the Company's registered capital and the issue of corporate debentures;
7. Formulate plans for merger, division or dissolution of the Company;
8. Decide on the establishment of the Company's internal management structure;
9. Appoint or dismiss the President of the Company, and at the recommendation of the President, appoint or dismiss the Vice President and other members of senior management (including the financial controller), and fix their remuneration; appoint or replace the members of the Board of Directors and Board of Supervisors of wholly owned subsidiaries, and appoint, replace or recommend representatives of shareholders, directors and supervisors of controlled subsidiaries and subsidiaries with equity holding;
10. Formulate the Company's basic management system;
11. Formulate proposals for amendments to the Company's Articles of Association;
12. Exercise the Company's power of financing and borrowing and decide on the matters of leasing and contracting in accordance with the provisions of relevant laws, regulations, these Articles of Association as well as the authorization of shareholders' general meetings;
13. Propose to shareholders' general meetings the appointment or replacement of accounting firms as auditors for the Company;
14. Other duties and powers under the Articles of Association or conferred by shareholders' general meetings.

The duties and functions of the Company's management is mainly defined in the Articles of Association and other corporate documents of the Company and are principally concerned with the responsibilities and powers of the Chief Executive Officer and the President, which are mainly set by resolutions passed at the meetings of executive directors and their powers in respect of the day-to-day management of the company's production and operations. In particular, the Board of Directors' decision-making process and its implementation of such decisions can be gleaned from the powers and duties as granted to and carried out by the Chief Executive Officer, which include responsibility for coming up with and implementing the Company's strategies.

In short, the division of functions between the Board of Directors and the management of the Company is clearly defined. In respect of delegation of powers by the Board of Directors to management, the Board is careful to prepare specific documentation stating the extent of the powers delegated and is careful to give specific guidance when such delegated powers are exercised. For instance, when the Board authorizes certain decision-making power regarding investment in view of production and operation needs, the extent and procedures for exercising such powers by the management is provided by specific documents approved by the Board. The content of annual reports and interim reports of operating results and proposals at shareholders' general meetings as disclosed or included in statements made by the Company are decided by the Board of Directors. Other announcements can be made by the management with authorization from the Board for disclosure. In addition, the directors have discharged their duties in good faith and with diligence and played an important role in decision-making in relation to the operations of and risk control by the Company.

(III) Other matters

During the period under review, the number and qualifications of independent non-executive directors of the Company were in compliance with the Listing Rules 3.10(1) and (2), and the independence of current independent non-executive directors of the Company is in compliance with the requirement set out in the Listing Rules 3.13.

IV. Chairman and Chief Executive Officer

The functions of the Chairman and the Chief Executive Officer of the Company are clearly defined and such positions are at present separately held by two persons, i.e., Fu Chengyu as Chairman and Yuan Guangyu as the Chief Executive Officer.

V. Terms of office of non-executive directors are as follows:

The term of office of Fu Chengyu and Andrew Y. Yan is from 20 September 2005 to 19 September 2008. The term of office of Gordon C.K. Kwong is from 30 October 2005 to 29 October 2008. The term of office of Simon X. Jiang is from 27 May 2004 to 26 May 2007. The term of office of Wang Zhongan, non-executive director, was three years starting from 20 September 2002 and his term of office ended on 19 September 2005. His successor will be nominated by the Board of Directors and elected at a general meeting of the shareholders.

VI. Directors' Remuneration

(I) The composition and functions of the Remuneration and Review Committee

The Remuneration and Review Committee of the Company consists of five members, namely Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang, Yuan Guangyu and Wu Mengfei, of which three are independent non-executive directors and Andrew Y. Yan, independent non-executive director, acts as Chairman.

The functions of this committee are to formulate the standard for assessing the performance of directors, supervisors and members of senior management and to conduct such assessment, formulate and review the remuneration policy and scheme for directors, supervisors and the senior management.

(II) The work of the Remuneration and Review Committee during the year

The committee held two meetings on 24 August 2005 and 8 December 2005, respectively, during the period under review and all of these meetings were attended by the three members Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang (the two members Yuan Guangyu and Wu Mengfei were appointed by way of by-election on 9 December 2005, thus, there was no record of their attendance at such meetings). The work and achievements of the committee during the year are summarized as follows:

1. Researched and formulated the policy and framework of incentive and discipline measures for the Company's management and determined the structure and levels of reference regarding the management's remuneration.
2. Researched and formulated the long-term incentive scheme for the Company's senior management.

Directors fee are subject to shareholders approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors duties, responsibilities, the remuneration committee are the performance and results of the Group. The Group had not implemented any long term incentive scheme during 2005.

VII. The Nomination of Directors

(I) The composition and functions of the Nomination Committee

The Nomination Committee of the Company consists of three members, namely Yuan Guangyu, Andrew Y. Yan, and Simon X. Jiang, of which two are independent non-executive directors and Yuan Guangyu acts as Chairman.

Major functions of the committee are to select and recommend candidates for directors of the Company and to recommend the standards and procedures for selecting such candidates.

(II) The work of the Nomination Committee during the year; procedures and standards for nomination

The Nomination Committee held one meeting during the period under review which was attended by all members. The committee also passed two resolutions through voting by way of facsimile.

The Nomination Committee passed the resolution of arranging for the re-appointment of directors, and nominated two vice presidents to the Board of Directors for their appointment and proposed a recommendation to the Board in respect of the structure of the Board of Directors during the period under review. The committee nominated directors and senior management members according to the following procedure:

1. Communicated with the management of the Company and researched on the need of the Company for new directors and senior management members;
2. Sought extensively for candidates for directors and senior management from within the Company and from controlled (and equity holding) enterprises as well as in the market;
3. Collected information about the occupations, education background, job titles, detailed working experience, information relating to part time jobs, etc of preliminary candidates;
4. Sought the consent of nominees for nomination without which they could not become candidates for directors or members of senior management;
5. Convened meeting of the Nomination Committee, examined the qualifications of preliminary candidates for directors and Secretary to the Board with reference to the requirements

regarding such positions as well as the qualifications required for positions of other senior management personnel nominated by the President;

6. Before electing new directors and appointing new senior management personnel, the Nomination Committee should recommend candidates for directors and new senior management personnel to be appointed and forward relevant materials to the Board.
7. Followed up on decisions of the Board and feedback opinions.

The standards for selecting and recommending directors and senior management personnel by the committee is determined by the requirements of the Company as well as all factors relating to the candidates including their work experience, abilities and conduct.

VIII. The Remuneration of Auditor

The Company re-appointed Ernst & Young as auditor of the Company and the fees for the audit and non-audit work provided to the Company during the period of report were as follows:

- The audit fees of audit/review of annual and interim accounting reports totalled RMB3,350,000.
- The non-audit fees of advising the Company on its acquisition project and providing tax consultation for overseas business totalled RMB576,000.

IX. The Audit Committee

(I) The composition and functions of the Audit Committee

The Audit Committee consists of three members, namely, Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang, all of whom are independent non-executive directors and of whom Gordon C.K. Kwong acts as the Chairman.

The functions of this committee are to review the accounting policy, financial condition and financial reporting procedures of the Company; to review the internal control structure; to recommend and engage external audit body; and to be mainly responsible for the communication, supervision and review of the internal and external audit of the Company.

(II) The work of the Audit Committee for the year

The Audit Committee held three meetings during the period under review and all members attended the meetings. The major work of the Audit Committee for the year was:

1. It examined the financial reports of the annual operating results of 2004, the interim operating results and annual results of 2005 of the Company. The members performed sufficient and necessary communication with the auditor and the management of the Company in the process of examination and fulfilled its duties in ensuring the Company's compliance with the regulations, and the completeness and accuracy of the operating results disclosed by the Company.
2. Reviewed the financial reporting system and internal control system of the Company. During the reporting period, the committee received the report of the management in relation to the scheme for improving the management of finance and IT system and studied the relevant recommendations in the "Report to the Audit Committee" from the auditor to the Company and issued relevant opinions to the Board of Directors and management. During the reporting period, the bulk of the review of the internal control procedure of the Company performed by the committee was to discuss and study the efficiency of internal controls and risk management with management and help management improve the system and structure. For example, the committee received a special report of the management in relation to the financial control system and the management of the purchase system of the Company, discussed with management these matters and put forward proposals, and put forward proposals for improvement of the information management system of the Company and for establishing an ERP system as early as possible.
3. Proposed to the Company the re-appointment of the auditor. The committee considered that Ernst & Young proved appropriate to act as the external auditor of the Company and the Board of Directors approved the proposal for re-appointment of the auditor.

X. Responsibilities Undertaken

The Board of Directors acknowledges its responsibilities of preparing the accounts of the Company and the auditor will also make a statement about its responsibilities of reporting in the "Report of Auditors" on page 51; the Board of Directors undertakes the responsibility for the effective internal control of the Company and its subsidiaries and has completed the relevant review and assessment during the reporting period, and concluded that there in no major deficiencies in the internal controls of the Company and its subsidiaries; the Board of Directors undertakes herewith that save as disclosed by the Company in the annual report for this period, there are no major events and circumstances of uncertainty which may affect the operation of the Company as a going concern.

Board of Directors Meetings and Professional Committee Meetings Held In 2005

Meeting	Time	Place	Attendant	Moderator	Notes
First Meeting of Board of Directors	7 January 2005	Dongguan	Fu Chengyu Yuan Guangyu Wu Mengfei Wang Zhongan Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Second Meeting of Board of Directors	30 March 2005	Shenzhen	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Third Meeting of Board of Directors	29 August 2005	Beijing	Fu Chengyu Yuan Guangyu Wu Mengfei Wang Zhongan Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
Fourth Meeting of Board Directors	9 December 2005	Shenzhen	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non voting delegate
First Meeting of Audit Committee	17 March 2005	Beijing	Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Gordon C. K. Kwong	
Second Meeting of Audit Committee	24 August 2005	Beijing	Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Gordon C. K. Kwong	
Third Meeting of Audit Committee	8 December 2005	Shenzhen	Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Gordon C. K. Kwong	
First Meeting of Remuneration Committee	24 August 2005	Beijing	Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Andrew Y. Yan	
Second Meeting of Remuneration Committee	8 December 2005	Shenzhen	Andrew Y. Yan Gordon C. K. Kwong Simon X. Jiang	Andrew Y. Yan	
Meeting of Nomination Committee	8 December 2005	Shenzhen	Yuan Guangyu Andrew Y. Yan Simon X. Jiang	Yuan Guangyu	

The Board of Directors
China Oilfield Services Limited
22 March 2006

GENERAL MEETING OF THE SHAREHOLDERS

2004 Annual General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its Annual General Meeting for the fiscal year 2004 (the "AGM") on 25 May 2005 (Wednesday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No.6, Dongzhimenwai Xiaojie, Beijing, China. The shareholders who attended either in person or by proxy represented 2,959,039,325 shares, or 74.06% of COSL's total issued shares. Mr. Yuan Guangyu, CEO and President, presided over the AGM. The shareholders in attendance considered and voted by poll to adopt and approve the following ordinary resolutions:

1. To consider and approve the audited financial statements and the report of the auditors for the year ended 31 December 2004.
2. To consider and approve the final dividend of RMB4.39 cents per share for the year ended 31 December 2004.
3. To consider the budget for fiscal year 2005.
4. To consider and approve the report of the directors of the Company for the year ended 31 December 2004.
5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2004.
6. a) To re-appoint Fu Chengyu, an existing director, and to authorize the board of directors to fix the remuneration.
   b) To re-appoint Yuan Guangyu, an existing director, and to authorize the board of directors to fix the remuneration.
   c) To re-appoint Andrew Y. Yan, an existing director, and to authorize the board of directors to fix the remuneration.
   d) To re-appoint Gordon C. K. Kwong, an existing director, and to authorize the board of directors to fix the remuneration.
   e) To re-appoint Zhang Benchun, an existing supervisor, and to authorize the board of directors to fix the remuneration.
   f) To appoint a new supervisor, Xiao Jianwen, and to authorize the board of directors to fix the remuneration.
7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2005 and to authorize the board of directors to fix the remuneration thereof.

Mr. Xiao Jianwen, aged 56, the new supervisor, graduated from the Department of Labour Economics ot the College of Economy of Beijing with a Bachelor's Degree. Mr. Xiao joined CNOOC in 1984, and he has served as one of the supervisors in the Assets Management Department of CNOOC since 2003. The appointment of Mr. Xiao is for an initial term of 3 years and Mr. Xiao's remuneration will be determined by the board. Mr. Xiao does not have any interest in the Company and its subsidiaries (the "Group") within the meaning of the Securities and Futures Ordinance. Other than Mr. Xiao's position in CNOOC, Mr. Xiao has no relationship with the directors and other senior management of the Group.

COSL will pay a final dividend of RMB4.39 cents (tax inclusive) per share for the fiscal year 2004 on 15 June 2005. This final dividend will be paid to all COSL shareholders whose names appeared on the COSL's register of members on 25 May 2005. In accordance with Article 169 of the COSL's Article of Association, the final dividend of RMB4.39 cents (tax inclusive) per share payable to COSL's H share shareholders will be paid in Hong Kong dollars at the exchange rate, which is the mean of the average exchange rates for Hong Kong dollars announced by the People's Bank of China during the week immediately prior to 25 May, 2005.

As more than 50% of the votes present at the AGM either in person or by proxy were cast in favour of resolutions 1 to 7, the above seven resolutions were duly passed as ordinary resolutions. Ernst & Young, the auditors of the Company, acted as scrutineer for the vote-taking.

Extraordinary General Meeting

China Oilfield Services Limited held an extraordinary general meeting ("EGM") on 26 October 2005 (Wednesday) at the Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Agenda of the EGM

The agenda of the EGM was as to consider and approve the proposed distribution of the 2005 special interim dividend by an ordinary resolution.

Attendance at the EGM

Shareholders of domestic shares or their proxies who represented a total of 2,460,468,000 domestic shares attended the EGM. Shareholders of H shares who represented 574,801,925 H shares, appointed the Chairman of the EGM to vote in the EGM. Shareholders or their proxies in presence represented more than 50% of the total issued shares of the Company. The number of shares entitling the holders to attend and vote for or against all resolutions at the EGM totalled 3,995,320,000 shares. There were no shares entitling the holders to attend and vote only against all resolutions at the EGM.

The EGM was chaired by Mr. Wu Mengfei, Executive Director of the Company. Jun Je Law Office was authorized by the Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for the written vote counting.

Results of the EGM

All shareholders of the Company are entitled to vote for or against the ordinary resolution. The proposed distribution of 2005 special interim dividend was approved by an ordinary resolution by the shareholders of the Company present or by proxy at the EGM by way of poll. Upon discussion and voting in the EGM, the resolution of distributing the special interim dividend was approved with affirmative votes amounting to 3,035,269,925 shares and nil objection votes.

Distribution of 2005 special interim dividend

The total amount of the 2005 special interim dividend payment is RMB55,534,948. The dividend is RMB1.39 cents per share (tax inclusive).

DIRECTORS OF THE BOARD

Fu Chengyu

Chairman of the Board

Mr. Fu was born in 1951. He is also the President of CNOOC and the Chairman of CNOOC Limited. Mr. Fu is a senior economist with a master degree of petroleum engineering from University of Southern California in the United States. He has over 30 years of experience in the oil industry in China. Mr. Fu joined CNOOC in 1982. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. From 1995 to 1999, Mr. Fu served as Vice President of Philips Petroleum International (Asia Pacific) and the General Manager of its Xijiang Operation. Mr. Fu was an Executive Director of CNOOC Limited from September 1999 to August 2002 and was the President of CNOOC Limited from December 2000 to August 2002.

Andrew Y. Yan

Independent Non-executive Director

Mr. Yan was born in 1957. He is the President and executive Managing Director of the Softbank Asia Infrastructure Fund. Mr. Yan received a master's degree in sociology and economics from Peking University in 1986 and a second master's degree from Princeton University in the United States in 1989. He obtained his bachelor degree in Nanjing Aeronautic Institute in the PRC. Mr. Yan was the Managing Director and head of the Hong Kong office of the Emerging Markets Partnership from February 1995 to October 2001. From 1994 to 1995, Mr. Yan worked for Sprint International Corporation as the Director of Strategic Planning and Business Development for the Asia Pacific Region.

Yuan Guangyu

Chief Executive Officer & President

Mr. Yuan was born in 1959. He graduated in 1982 from the Petroleum University (the former East China Petroleum Institute) in the PRC with a Bachelor's degree in drilling engineering. In 2001, Mr. Yuan obtained his master degree from the Capital University of Economics and Business. Mr. Yuan joined CNOOC in 1982 and has been working in the PRC oil and gas industry for over 20 years. He served in CNOOC Bohai Drilling Company as a drilling-rig Team Head, Supervisor, Deputy Manager and then Manager from 1982 to 1993. He served as the Deputy General Manager of CNOOC Bohai Drilling Company from 1993 to 1994. He was Deputy General Manager of China Offshore Oil Northern Drilling Company from 1995 to 1996. From 1996 to 1999, he was the Deputy General Manager of CNOOC Operational Department. From 1999 to 2001, he served as President of China Offshore Oil Northern Drilling Company. From 2001 to 2002, he was Chairman and President of CNOOC Services. From 2002 to 2003, he was an Executive Director, President and Chief Operating Officer of COSL. Mr. Yuan has been serving as an Executive Director, the Chief Executive Officer and the President of COSL since 2003.

Gordon C.K. Kwong

Independent Non-executive Director

Mr. Kwong was born in 1949. He is an Independent Non-executive Director of our Company. Mr. Kwong received a bachelor's degree from the University of Hong Kong in 1972. He has been an Executive Director of COSCO Pacific Limited and COSCO International Holdings Limited since May 1998. Prior to joining COSCO, Mr. Kwong , a chartered accountant since 1977, was a partner of PricewaterhouseCoopers from July 1984 to April 1998. From 1992 to 1997, Mr. Kwong was an independent member of the Hong Kong Stock Exchange Council, and was Convener of the Regulatory Committee and Listing Committee for three years. Mr. Kwong currently also serves as an Independent Non-executive Director for some of Hong Kong listed companies.

Wu Mengfei

CFO & Executive Vice President

Mr. Wu Mengfei, born in 1955, joined CNOOC in 1988 as manager of Planning Department and General Manager of the Funds Planning Dept. From September 1999 to June 2002, Mr. Wu was CFO and Senior Vice President in CNOOC Limited. Mr. Wu joined COSL in July 2002 as its CFO and Executive Vice President, and was an Executive Director since May 2004. Mr. Wu recently resigned his position as the Executive Vice President & CFO of COSL, as to become the CFO of CNOOC, yet still serves COSL as a non-executive director. Mr. Wu obtained his MBA degree from the Massachusetts Institute of Technology, as well as a bachelor's degree and a master's degree from the Petroluem University of Eastern China.

Simon X. Jiang

Independent Non-executive Director

Dr. Simon X. Jiang (Dr. Jiang) was born in 1953. He received his bachelors degree from the Beijing Foreign Studies University and obtained his M.Phil and Ph.D degrees in Economics from Cambridge University of England. Between 1992 and 1998, he managed global investment for United Nations in Joint Staff Pension Fund Investment Management Service. Between 1998 and 2003, Dr. Jiang founded Cyber City Holdings Limited ("CCH") in Hong Kong, which was engaged in high-tech and perspective infrastructure projects, and was listed through M&A in 2001, and he was appointed as a Board member. In addition, Dr. Jiang was also a Board member of Zi Corporation, a Canadian information technology company listed on the NASDAQ, a consultant of the US Capital Group and a Senior Associate at the Judge Institute of Management Studies of Cambridge University. He was selected as company Independent Non-executive Director by COSL's General Meeting in May 2004.

SUPERVISORS

Zhang Benchun

Supervisor

Mr. Zhang was born in 1950. Supervisor of the Company. He is also the General Manager of Audit & Supervision Department of CNOOC. He is a senior engineer and he holds a bachelor degree of business administration from the correspondence education of the Central Party School. Mr. Zhang joined the CNOOC in 1984 and served as the Director of CNOOC*s Ideological Affairs Department from 1997 to 1999.

Xiao Jianwen

Supervisor

Mr. Xiao was born in 1949. He is the current supervisor of the Assets Management Department of CNOOC. Mr. Xiao joined CNOOC in 1984, and was the Director of its Auditing Department and an official in the Supervisory Committee of State-Owned Enterprises under the State Council. He holds a bachelor's degree in Economics from the Department of Labor Economy in the Beijing Institute of Economics.

Tang Daizhi

Supervisor

Mr. Tang was born in 1963. Supervisor of the Company. He graduated from the Jianghan Petroleum Institute with a bachelor's degree in oil exploration. He has over 20 years' working experience in the PRC oil and gas industry. He joined CNOOC in 1984. From 2002 to 2005 he served as General Manager of Administration Department in COSL. He was Chairman of Labor Union of COSL from July to October 2005. Mr. Tang is now serving as Vice President and Deputy Secretary of COSL's Party Committee from October 2005.

Zhang Dunjie

Independent Supervisor

Mr. Zhang Dunjie, born in 1952, graduated from the University of Shanxi Finance and Economics In 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as Vice Chairman and General Manager of China Artex Import & Export Co., President of China Long Co. SIL, Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is the founder of Global Resource Envi-Tech Co., Ltd, of which he is the Chairman. He was elected as an Independent Supervisor at the Company's annual general meeting of May 2003.

SENIOR MANAGEMENT

Li Yong

Executive Vice President

Mr. Li Yong, born in 1963, graduated in 1984 from the Southwest Petroleum University. In 1989, Mr. Li obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy, and an MBA of Peking University in 2001. Mr. Li joined China National Offshore Oil Corp. in 1984. From 2003 to 2005, Mr. Li was the Deputy General Manager of CNOOC (China) Ltd. Tianjin. In October 2005, Mr. Li became the Executive Vice President of the Company.

Chen Weidong

Company Secretary and Executive Vice President

Mr. Chen Weidong was born in 1955. He is an Executive Vice President of our Company. Mr. Chen obtained a bachelor's degree in geophysical exploration studies from Shandong Oceananics Institute in the PRC in 1982 and an MBA degree from Peking University in July 2001. He graduated from the postgraduate program of China University of Political Science and Law, majoring in Business Law in July 2007. He joined CNOOC upon graduation in 1982 and has over 20 years' experience in the PRC oil and natural gas industry. Before becoming an Executive Vice President of our Company in January 2001, Mr. Chen served as President of the China Offshore Oil Geophysical Corporation, an associate of CNOOC.

Zhong Hua

Executive Vice President

Mr Zhong Hua was born in 1960. He graduated from Southeast Petroleum University in 1982, majoring in Oil Exploration. He received a master's degree of Petroleum Engineering from the Heriot-Watt University in the United Kingdom in 1988.Mr Zhong joined CNOOC in 1982 and from then to 1993 served as an engineer, Deputy Manager for oilfield operation in China Offshore Oil Western South China Sea Corporation. From 1993 to1994 he was the Chief Project Officer of CNOOC Indonesia Project. From 1994 to 1995 he was Deputy Manager, Manager of R&D Department, and then Manager of Administration Department of China Offshore Oil Western South China Sea Corporation. He acted as General Manager of the Administration Department and then Planning Department of CNOOC Limited from 1999 to 2005.He has been the Executive Vice President of COSL since August 2005.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and its subsidiaries (here in after collectively referred to as the 'Group') for the year ended 31 December 2005.

Principal activities

The Company is principally engaged in the provision of offshore oilfield services including drilling services, well services, marine support and transportation services, and geophysical services. The principal activities of the subsidiaries comprise investment holding, sale of logging equipment and leasing of geophysical vessels and provision of drilling services in Indonesia. There were no significant changes in the nature of the Group's principal activities during the year.

Results and dividends

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages [52 to 57].

A special interim dividend of RMB1.39 cents per ordinary share, amounting to a total of RMB56 million was paid to the shareholders in November 2006. The directors recommend the payment of a final dividend of RMB4.11 cents per share in respect of the year to shareholders whose names appear on the register of members on 25 May 2006. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within the equity section of the balance sheet. This dividend together with the special interim dividend payment amounts to a total of about RMB220 million. Further details of this accounting treatment are set out in note 12 to the financial statements.

Subsidiaries

Particulars of the Company's subsidiaries as at 31 December 2005 are set out in note 15 to the financial statements.

Summary financial information

A summary of the published results and the assets and liabilities of the Group for the past five years prepared on the basis set out in the notes below is as follows:

Results

	Year ended December 31				
	2005 RMB'000	2004 RMB'000	2003 RMB'000	2002 RMB'000 (notes)	2001 RMB'000 (notes)
Turnover	4,788,792	3,824,029	3,062,255	2,725,782	2,365,566
Other revenues	12,919	23,488	11,720	4,600	20,996
Operating expenses					
Depreciation of property, plant and equipment	(755,676)	(666,971)	(594,003)	(552,523)	(383,037)
Employee compensation costs	(833,345)	(640,153)	(513,098)	(462,293)	(455,480)
Repair and maintenance costs	(285,166)	(226,733)	(172,139)	(152,693)	(235,003)
Consumption of supplies, materials, fuel, services and others	(1,696,796)	(1,230,070)	(924,412)	(836,460)	(793,213)
Operating lease expenses	(213,436)	(186,828)	(121,526)	(61,522)	(32,006)
Other operating expenses	(105,288)	(166,549)	(165,533)	(139,394)	(78,330)
Other selling, general and administrative expenses	(61,737)	(38,045)	(33,489)	(42,475)	(21,903)
Provision for impairment of property, plant and equipment	-	-	-	-	(38,000)
Total operating expenses	(3,951,444)	(3,155,349)	(2,524,200)	(2,247,360)	(2,036,972)
Profit from operations	850,267	692,168	549,775	483,022	349,590
Financial income					
Exchange gains/(losses), net	(16,802)	199	(716)	(973)	(561)
Interest expenses	(104)	-	-	(5,289)	(9,373)
Interest income	16,956	34,300	32,175	11,216	28,125
	50	34,499	31,459	4,954	18,191
Share of profits of jointly-controlled entities	106,617	79,445	38,663	28,384	39,750
Share of loss of an associate	-	-	-	-	(3,434)
Profit before tax	956,934	806,112	619,897	516,360	404,097
Tax	(135,938)	(104,385)	(153,991)	(161,974)	(131,019)
Net profit from ordinary activities attributable to shareholders	820,996	701,727	465,906	354,386	273,078

Summary financial information continued

Assets and liabilities

	Year ended December 31				
	2005 RMB'000	2004 RMB'000	2003 RMB'000	2002 RMB'000 (notes)	2001 RMB'000 (notes)
Total assets	**9,663,962**	9,140,820	8,231,055	7,957,532	5,030,062
Total liabilities	**(2,009,220)**	(2,076,144)	(1,685,919)	(1,776,937)	(2,095,057)
	7,654,742	7,064,676	6,545,136	6,180,595	2,935,005

Notes:

1. The results of the Group for the year 31 December, 2001, and assets and liabilities as at 31 December 2001 presented above have been extracted from the Company's Prospectus dated 11 November 2002 when the listing of the Company's shares was sought on the HKSE.

2. The results of the Group for the year ended 31 December 2002, and assets and liabilities of the Group as at 31 December 2002 presented above have been extracted from the pro forma combined profit and loss account and consolidated balance sheet.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 14 to the financial statements.

Share capital

There was no movement in either the Company's authorised or issued share capital during the year.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Articles of Association or the Company Law of the PRC which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, redemption or sale of listed securities of the Company

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during 2005.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 27 to the financial statements and in the consolidated statement of changes in equity.

REPORT OF THE DIRECTORS

Distributable reserves

As at 31 December 2005, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB329 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 27 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalization issue. In addition, as set forth in note 27 to the financial statements, the Company had retained profits of approximately RMB1,144 million available for distribution as dividends.

Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders as at 31 December 2005.

Charitable contributions

During the year, the Group made charitable contributions totalling RMB263,000.

Major customers and suppliers

In the year under review, sales to the Group's five largest customers accounted for 81.33% of the total sales for the year and sales to the largest customer included therein amounted to 63.18%. Purchases from the Group's five largest suppliers accounted for 19.51% of the total purchases for the year.

The Group has provided certain oilfield services to and obtained certain services from the companies with the same ultimate holding company of the Company, details of which are set forth in the note 'Connected Transactions' below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and five largest suppliers.

Directors and supervisors

The directors and supervisors of the Company during the year were:

Executive directors:

Yuan Guangyu
Wu Mengfei

Non-executive director:

Fu Chengyu
Wang Zhongan
Resigned on 19 September 2005

Independent non-executive directors:

Gordon C.K. Kwong
Andrew Y. Yan
Simon X. Jiang

Independent Supervisors:

Zhang Dunjie

Supervisors:

Liu Shoude
Resigned on 19 September 2005
Tu Zhimin
Resigned on 19 September 2005
Zhang Benchun
Xiao Jianmin
Appointed on 20 September 2005
Tang Daizhi
Appointed on 20 September 2005

In accordance with the Company's Articles of Association, all directors and supervisors are elected for a term of three years and may serve consecutive terms upon re-election.

The Company having received annual confirmations of independence pursuant to Rule 3.13 of the Mainboard Listing Rules from Gordon C.K. Kwong, Andrew Y. Yan, Simon X. Jiang and Zhang Dunjie, as at the date of this report, still considers them to be independent.

Directors, Supervisors and Senior Management

Biographical details of the directors and supervisors of the Company and the senior management of the Group are set out on pages [39 to 40] of the Annual Report

Directors and supervisors service contracts

Each of the independent non-executive directors and independent supervisors is required to enter into a service contract with the Company for a term of three years, renewable upon re-election. Details of the directors remunerations for the year 2005 are set out in note 7 to the financial statements.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors remuneration

Directors and supervisors fees are subject to shareholders approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors duties, responsibilities, the remuneration committee and the performance and results of the Group.

Directors and supervisors interests in contracts

None of the directors and supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

Contracts of significance

The Company has entered into several agreements with CNOOC Limited, a fellow subsidiary of the Company and CNOOC Group other than CNOOC Limited, for the provision of oilfield services by the Company to CNOOC Limited and CNOOC Group, and for the provision of various services by CNOOC Group to the Company. Further details of the transactions undertaken in connection with these contracts during the year are included in note 31 to the financial statements.

Save as disclosed, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party, and in which a director of the Company had a material interest, which directly or indirectly, subsisted at year end or at any time during the year.

Directors, chief executives and supervisors interests and short positions in shares

As at 31 December 2005, none of the directors, chief executive and supervisors and their respective associates had registered an interest or short positions in the shares of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors, chief executives and supervisors rights to acquire shares or debentures

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors, chief executive and supervisors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Substantial shareholders' and other persons' interests in shares

As at 31 December 2005, so far as is known to any director, or the chief executive, the following interests of 5% or more in the issued share capital or H share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	Capacity and nature of interest	Number and Class of shares (note a)	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corporation ("CNOOC")	Directly beneficially owned	2,460,468,000(L) domestic shares	100.00%(L)	61.58%(L)
The Capital Group Companies, Inc	Interest in a controlled corporation (note b)	181,918,925(L) H shares	11.85%(L)	4.55%(L)
SKAGEN Kon-Tiki Verdipapirfond	Interest in a controlled corporation (note c)	78,236,000(L) H shares	5.10%(L)	2.00%(L)

Note (a): "L" denotes long position.

Note (b): The direct beneficial owners are Capital Research and Management Company holding 122,347,000 H shares, and Capital International, Inc. holding 59,571,925 H shares. Both direct beneficial owners are 100% controlled corporations of The Capital Group Companies, Inc.

Note (c): The direct beneficial owner is Stavanger Fondsforvaltning AS, a controlled corporation of SKAGEN Kon-Tiki Verdipapirfond.

Save as disclosed above, the directors are not aware of any other person who had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Connected transactions

Upon the listing of the H Shares of the Company on The Hong Kong Stock Exchange ("HKSE") on 20 November 2002, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined by the HKSE Listing Rules) are governed by and are required to comply with the requirements of the HKSE Listing Rules. During the year ended 31 December 2005, the Group had the following connected transactions:

	2005 RMB'000
A. Gross revenue earned from provision of services to the following related parties:	
a. CNOOC Limited Group	
Provision of drilling services	1,498,929
Provision of well services	772,070
Provision of marine support and transportation services	527,149
Provision of geophysical services	346,033
	3,144,181
b. CNOOC Group (including services provided by China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar"))	
Provision of drilling services	2,447
Provision of well services	222
Provision of marine support and transportation services	80,468
Provision of geophysical services	8,416
	91,553
c. Jointly-controlled entities	
Provision of drilling services	1,665
Provision of well services	11,182
Provision of marine support and transportation services	10
	12,857
B. Included in operating expenses (including services provided to Magcobar)	
Services provided by the CNOOC Group:	
Labour services	11,383
Materials, utilities and other ancillary services	166,139
Transportation services	3,028
Lease of office, warehouse, and berths	29,739
Repair and maintenance services	10,256
Management services	29,636
	250,181
C. Deposits placed with CNOOC Finance Company at 31 December 2004	103
D. Interest income earned from deposits placed with CNOOC Finance Company	-
E. Purchase of items of property, plant and equipment from the CNOOC Group	11,688

For items (A) to (B) above, pursuant to ordinary resolutions passed at the Adjourned Extraordinary General Meeting of the Company held on 29 November 2004, the independent shareholders have granted approval for the Company to enter into the connected transactions set out above.

Connected transactions continued

For items (C) and (D), these transactions were qualified as "De minimis transactions" as defined in the Lisitng Rules. In respect of item E above, such purchase were announced in accordance with Chapter 14A of the Listing Rules on 14 December 2005. The transaction amounting to approximately RMB11,688,000 was entered into on 12 December 2005 between the Company and China Offshore Oil International Engineering Company (the "Vendor"), a company established in the PRC and a fellow subsidiary of CNOOC. The transaction involved the purchase of certain office equipment, machinery, properties and vehicles. The purchases were made with a view to reduce the amount of recurring connected transactions between the Company and CNOOC Group and also to reduce the operating costs of the Company in the long run. Pursuant to this transaction the Company will cease to lease the assets acquired from Vendor.

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into between the Group and the connected persons or their respective associates (where applicable) in the ordinary and usual course of its business;
2. the transactions were entered into on normal commercial terms, or where there is no available comparison, on terms no less favourable than those available from or to independent third parties;
3. the transactions were entered into in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to the independent shareholders as a whole; and
4. the transactions were entered into with the annual aggregate value of each category of connected transactions not exceeding the relevant annual limits as approved by the independent shareholders.

Sufficiency of public float

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

Post balance sheet events

Details of significant post balance sheet events of the Group are set out in note 33 to the financial statements.

Audit Committee

The final results have been reviewed by the audit committee of the Board which consists of three independent non-executive directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2005 annual results with the management.

Code on Corporate Governance Practices and Model Code for Securities Transactions by Directors of Listed Issuers

For the year under review, compliance with the Code on Corporate Governance Practices by the Company is set out in the Corporate Governance Report on page 33 to 37 of this annual report. Upon specific enquiry to each and every director by the Company, the Board of Directors confirms that all the numbers of the Board, for the year under review, have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

Auditors

The accounts have been audited by Ernst & Young who retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Fu Chengyu
Chairman

Hong Kong
22 March 2006

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	7,258,247	5,763,424
Interests in jointly-controlled entities	16	239,936	184,263
Total non-current assets		7,498,183	5,947,687
CURRENT ASSETS			
Inventories	17	229,784	215,853
Prepayments, deposits and other receivables		208,854	123,923
Accounts receivable	18	709,453	662,548
Due from other CNOOC group companies	20	2,800	4,269
Short term investments	21	-	20,003
Pledged time deposits	22	1,093	4,255
Cash and cash equivalents	22	1,013,795	2,162,282
Total current assets		2,165,779	3,193,133
CURRENT LIABILITIES			
Trade and other payables	23	925,306	571,874
Salary and bonus payables		206,805	228,161
Tax payable		94,573	217,602
Due to the ultimate holding company	19,25	172,931	204,469
Due to other CNOOC group companies	20	23,789	20,780
Total current liabilities		1,423,404	1,242,886
NET CURRENT ASSETS		742,375	1,950,247
TOTAL ASSETS LESS CURRENT LIABILITIES		8,240,558	7,897,934
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	385,816	433,258
Long term payable to the ultimate holding company	25	200,000	400,000
Total non-current liabilities		585,816	833,258
Net assets		7,654,742	7,064,676
EQUITY			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (a)	3,495,214	2,893,961
Proposed final dividend	12	164,208	175,395
Total equity		7,654,742	7,064,676

Director: **Fu Chengyu** Director: **Yuan Guangyu**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed final/ special interim dividend RMB'000	Total RMB'000
At 1 January 2004	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
Final 2003 dividend declared	-	-	-	-	(90,694)	(90,694)
Net profit for the year	-	-	-	701,727	-	701,727
Proposed special interim 2004 dividend (note12)	-	-	-	(91,493)	91,493	-
Special interim 2004 dividend declared (note12)	-	-	-	-	(91,493)	(91,493)
Proposed final 2004 dividend (note12)	-	-	-	(175,395)	175,395	-
Transfer to statutory reserve funds	-	-	105,259	(105,259)	-	-
At 31 December 2004 and 1 January 2005	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676
Final 2004 dividend declared (note12)	-	-	-	-	(175,395)	(175,395)
Net profit for the year	-	-	-	820,996	-	820,996
Proposed special interim 2005 dividend (note12)	-	-	-	(55,535)	55,535	-
Special interim 2005 dividend declared (note12)	-	-	-	-	(55,535)	(55,535)
Proposed final 2005 dividend (note12)	-	-	-	(164,208)	164,208	-
Transfer to statutory reserve funds	-	-	123,149	(123,149)	-	-
At 31 December 2005	3,995,320	1,975,810	329,714	1,189,690	164,208	7,654,742

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from operations	850,267	692,168
Adjustments for:		
Exchange gains/(losses), net	(16,802)	199
Loss/(gain) on disposal of items of property, plant and equipment	1,359	(236)
Depreciation of property, plant and equipment	755,676	666,971
Provision/(write-back of provision) for doubtful debts	(59,683)	35,002
Provision against inventories	901	1,594
Gain on disposal of scrap materials	(670)	-
Operating profit before working capital changes	1,531,048	1,395,698
Increase in inventories	(14,162)	(16,688)
Increase/(decrease) in accounts receivable	14,070	(130,534)
Increase/(decrease) in net balance with the ultimate holding company and other CNOOC group companies	(27,060)	32,231
Increase in prepayments, deposits and other receivables	(86,223)	(46,766)
Increase in trade and other payables	171,603	286,478
Increase/(decrease) in salary and bonus payables	(21,356)	156,796
Cash generated from operations	1,567,920	1,677,215
Interest paid	(104)	-
Taxes paid:		
Mainland China corporate income tax paid	(464,107)	(316,913)
Mainland China corporate income tax refund	191,280	151,611
Overseas income taxes paid	(33,582)	(271)
Net cash inflow from operating activities	1,261,407	1,511,642
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of items of property, plant and equipment	(2,071,173)	(1,611,848)
Proceeds from disposal of items of property, plant and equipment	1,144	8,512
Increase in net balances with jointly-controlled entities	(3,466)	-
Decrease in entrusted loans receivable	-	8,352
Decrease in time deposits with original maturity of more than three months	640,755	662,970
Decrease/(increase) in pledged time deposits	3,162	(1,231)
Interest received	16,956	34,300
Dividend received from jointly-controlled entities	54,410	35,737
Net cash outflow from investing activities	(1,358,212)	(863,208)
Net cash inflow/(outflow) before financing activities	(96,805)	648,434

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
New short term bank loans		90,000	-
Repayment of short term loans		(90,000)	-
Settlements of balance due to the ultimate holding company		(200,000)	-
Dividend payments		(230,930)	(182,187)
Net cash outflow from financing activities		(430,930)	(182,187)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(527,735)	466,247
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,258,861	792,614
CASH AND CASH EQUIVALENTS AT END OF YEAR		731,126	1,258,861
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and balances with banks and financial institution	22	1,014,888	2,166,537
Less: Pledged time deposits for letter of credit facilities	22	(1,093)	(4,255)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED BALANCE SHEET	22	1,013,795	2,162,282
Less: Non-pledged time deposits at banks with original maturity of more than three months when acquired		(282,669)	(923,424)
Add: short term investments with original maturity of less than three months when acquired	21	-	20,003
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED CASH FLOW STATEMENT		731,126	1,258,861

REPORT BY THE SUPERVISORY COMMITTEE

In 2005, the Supervisory Committee of the Company, pursuant to the Company Law of the PRC and the Company's Articles of Association, duly performed it duties. It acted to secure a standardized operation by means of a range of initiatives as to safeguard shareholders' ultimate interests and the Company's continued growth.

1. Overview of the Supervisory Committee's Work

The Supervisory Committee convened 4 board meetings for the period under review, among other things,

(1) On 7 January 2005, the first board meeting reviewed and approved the Company's Annual Budget;

(2) On 28 March 2005, the second board meeting reviewed and approved the Company's Annual Financial Report, Dividend Payout Plan, convention of Annual General Meeting and re-election of directors;

(3) On 29 August 2005, the third board meeting reviewed and approved Interim Financial Reports and Interim Dividend Payout Plan;

(4) On 9 December 2005, the fourth board meeting reviewed and approved the Rules of Procedure for the Board Meeting and a connected transaction with the Parent Company.

The Supervisory Committee conducted a special session after each board meeting to discuss the procedures and resolution of the board meeting, and reviewed the implementation of resolutions of Shareholders Meeting by the Board as well as the feasibility of Board Meeting resolutions. The Supervisory Committee is of the view that the four board meetings are pursuant to the Company Law and the Company's Articles of Association, and collectively endorse the relevant resolutions.

2. Independent Opinions of the Supervisory Committee

In addition, the Supervisory Committee has supervised the execution of Shareholder Meetings by the Board, the performance of senior management as well as the Company's operational management. It is of the view that the Board and senior management adopted a vigilant attitude and systematic decision-making mode. A rational internal control system was in place to guard against managerial and financial risks. Neither directors nor senior management were found to be in breach of any laws, rules, nor the Company's Articles of Associations or impairing shareholder's interest.

(1) Corporate Financial Status

Members of the Supervisory Committee supervised the Company's financial management system and audited relevant financial data. The Committee has formed the opinion that the Company adopted a prudent fiscal system, carried out effective enforcement and consistent accounting practice. The financial statements were of a true and fair view of the Company's financial status and operational results. Ernst & Young and Ernst & Young Hua Ming conducted the audit of the Company's 2005 financial statements in accordance with Hong Kong Standards on Auditing and PRC Auditing Standards, respectively, with unqualified opinions. In the Committee's point of view, the Company's Financial Report objectively outlined the Company's financial and operational results in a true and fair view. During the reporting period, the Company's profitability and competitiveness were steadily enhanced while retaining standardized business practices.

2. Independent Opinions of the Supervisory Committee continued

(2) Corporate Managerial Status

Internal management of the Company was further reinforced during the reporting period, with rules of the Company, after revision further refined. In particular, the modified internal matrix-style mechanism was streamlined, while reinforced budget administration; centralized cash management and cost control were seen in corporate finance governance. We considered the internal management had raised to a higher level than prior year.

(3) Capital Utility

In the period under review, application of capital was lawful and effective; use of the proceeds was within the pledged limits. No such incidents as impairing shareholders' interests or squandering of corporate assets occurred.

(4) Connected Transactions

In the period under review, connected transactions between the Company and CNOOC or its subordinate entities complied with the rules of the Hong Kong Stock Exchange and PRC stock exchanges. The connected transactions were on an arm's length basis, transparent and fairly priced without any detriment to the interests of the Company or its shareholders.

In 2006, the Supervisory Committee shall further ameliorate its functionality, as to bring more substance to its work. Apart from the routine watchdog assignments, certain field case analysis will be conducted with an eye on the production, operational and managerial issues and significant moves. The Supervisory Committee will exerts its vigilant role with the aim of securing consistent growth and shareholders' interests.

ON BEHALF OF THE SUPERVISORY COMMITTEE

Zhan Benchun
Chairman of the supervisory committee

Beijing
22 March 2006

REPORT OF THE AUDITORS

To the members
China Oilfield Services Limited

(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages [52]to [90] which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinions solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young

Certified Public Accountants

Hong Kong
22 March 2006

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
TURNOVER	5	4,788,792	3,824,029
Other revenues	5	12,919	23,488
Operating expenses			
Depreciation of property, plant and equipment		(755,676)	(666,971)
Employee compensation costs		(833,345)	(640,153)
Repair and maintenance costs		(285,166)	(226,733)
Consumption of supplies, materials, fuel, services and others		(1,437,233)	(1,125,938)
Subcontracting expenses		(259,563)	(104,132)
Operating lease expenses		(213,436)	(186,828)
Other operating expenses		(105,288)	(166,549)
Other selling, general and administrative expenses		(61,737)	(38,045)
Total operating expenses		(3,951,444)	(3,155,349)
PROFIT FROM OPERATIONS	6	850,267	692,168
Financial income			
Exchange gains/(losses), net		(16,802)	199
Interest expenses		(104)	-
Interest income		16,956	34,300
Total financial income		50	34,499
Share of profits of jointly-controlled entities		106,617	79,445
PROFIT BEFORE TAX		956,934	806,112
Tax	10	(135,938)	(104,385)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	820,996	701,727
DIVIDENDS			
Special interim dividend	12	55,535	91,493
Proposed final dividend	12	164,208	175,395
		219,743	266,888
BASIC AND DILUTED EARNINGS PER SHARE	13	20.55Cents	17.56Cents

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment has been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Vessels	10 to 15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 years
Buildings	20 years

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress

Construction in progress represents drilling rigs, vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Investments and other financial assets

In prior years, short term investments held for investment purpose are stated at their fair values on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of the debt securities are credited or charged to the income statement in the period in which they arise.

Upon adoption of HKAS 39, financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on financial assets at fair value through profit or loss are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories in the scope of HKAS 39. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long term investments that are intended to be held to maturity, such as bonds, are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models. For investments where there is no active market and whose values cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses and the relevant impairment loss shall not be reversed.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its carrying value at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event, occurring after the impairment loss was recognised in the income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

BALANCE SHEET

31 December 2005

	Notes	2005 RMB'000	2004 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	7,149,771	5,762,434
Investments in subsidiaries	15	2,712	2,712
Interests in jointly-controlled entities	16	131,526	128,802
Total non-current assets		7,284,009	5,893,948
CURRENT ASSETS			
Inventories	17	229,782	215,853
Prepayments, deposits and other receivables		286,870	110,901
Accounts receivable	18	818,994	663,373
Due from other CNOOC group companies	20	2,800	4,269
Short term investments	21	-	20,003
Pledged time deposits	22	1,093	4,255
Cash and cash equivalents	22	926,230	2,125,451
Total current assets		2,265,769	3,144,105
CURRENT LIABILITIES			
Trade and other payables	23	857,504	552,594
Salary and bonus payables		206,805	228,149
Tax payable		94,573	217,602
Due to the ultimate holding company	19,25	172,931	204,469
Due to other CNOOC group companies	20	23,789	20,780
Total current liabilities		1,355,602	1,223,594
NET CURRENT ASSETS		910,167	1,920,511
TOTAL ASSETS LESS CURRENT LIABILITIES		8,194,176	7,814,459
NON-CURRENT LIABILITIES			
Deferred tax liabilities	24	385,816	433,258
Long term payable to the ultimate holding company	25	200,000	400,000
Total non-current liabilities		585,816	833,258
Net assets		7,608,360	6,981,201
EQUITY			
Issued capital	26	3,995,320	3,995,320
Reserves	27 (b)	3,448,832	2,810,486
Proposed final dividend	12	164,208	175,395
Total equity		7,608,360	6,981,201

Director: **Fu Chengyu** Director: **Yuan Guangyu**

1. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited (the "Company", together with its subsidiaries, the "Group") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, People's Republic of China (the "PRC").

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the Company's ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which also include all Hong Kong Accounting Standards ("HKASs") and Interpretations ("HK(SIC)-Ints"). These HKFRSs are generally effective for accounting periods beginning on or after 1 January 2005 for the preparation of these financial statements. The following new and revised HKFRSs are relevant to the Group's financial statements and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities

Except for HKAS 1, HKAS 24 and HKAS 39, the adoption of the above standards has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (continued)

HKAS 1 - Presentation of Financial Statements

HKAS 1 has affected the presentation of the share of tax attributable to jointly-controlled entities on the consolidated income statement and other disclosures. In addition, in prior periods, the Group's share of tax attributable to jointly-controlled entities was presented as a component of the Group's total tax charge/(credit) in the consolidated income statement. Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of jointly-controlled entities is presented net of the Group's share of tax attributable to jointly-controlled entities.

HKAS 24 - Related Party Disclosures

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

HKAS 39 - Financial Instruments: Recognition and Measurement

In prior periods, the Group classified its investments in short term debt securities as short term investments which were not intended to be held on a continuing basis, and those investments were stated at their fair values at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the consolidated income statement in the period in which they arise.

Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at every reporting date.

The adoption of HKAS 39 has not resulted in any significant impact on the financial statements.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following relevant new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for accounting periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease (effective for accounting periods on or after 1 January 2006)

HKAS 1 will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments. The Group expects that the adoption of HK(IFRIC)-Int 4 will not have any significant impact on the Group's financial statements during the period of initial application.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of short term investments as further explained below. These financial statements are presented in Renminbi ("RMB") and all amounts are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of the subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date on which such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;
(b) the party is an associate;
(c) the party is a jointly-controlled entity;
(d) the party is a member of the key management personnel of the Group or its parent;
(e) the party is a close member of the family of any individual referred to in (a) or (d);
(f) the party is an entity that is controlled, jointly-controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or
(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories primarily consist of materials and supplies used for repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

- where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognized deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services have been performed;
(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognised based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when they become apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;
(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipt through expected life of the financial instrument to the net carrying amount of the financial asset; and
(d) dividends, when the shareholders' right to receive payment has been established.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is a reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Retirement benefits costs

The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19% to 22% of its payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividends

Final and special interim dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency exchange rates ruling at the balance sheet date. Exchange differences are dealt with in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on the straight-line basis over the lease terms.

4. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, and sales of well chemical materials;

(c) the marine support and transportation service segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, and moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical service segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

4. SEGMENT INFORMATION (continued)

No further analysis of geographical segment information is presented as over 90% of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2005:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	2,446,524	1,205,401	899,540	566,331	5,117,796
Less: Intersegment sales	240,813	40,060	31,839	16,292	329,004
Net sales to external customers	2,205,711	1,165,341	867,701	550,039	4,788,792
PROFIT FROM OPERATIONS					
Segment results	505,453	150,350	110,351	84,113	850,267
Exchange losses,net					(16,802)
Interest expenses					(104)
Interest income					16,956
Share of profits of jointly-controlled entities					106,617
Profit before tax					956,934
Tax					(135,938)
Net profit					820,996
ASSETS					
Segment assets	4,281,207	1,142,170	2,154,123	662,397	8,239,897
Interests in jointly-controlled entities	-	230,434	-	9,502	239,936
Unallocated assets					1,184,129
Total assets					9,663,962
LIABILITIES					
Segment liabilities	468,543	118,442	62,233	48,433	697,651
Unallocated liabilities					1,311,569
					2,009,220
OTHER SEGMENT INFORMATION					
Capital expenditure	1,585,820	302,085	104,772	260,325	2,253,002
Depreciation of property, plant and equipment	323,448	124,546	224,100	83,582	755,676
Provision / (write-back of provision) for doubtful debts	(60,834)	519	387	245	(59,683)
Provision against inventories	416	219	163	103	901

4. SEGMENT INFORMATION *(continued)*

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2004:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,881,630	891,730	802,966	500,307	4,076,633
Less: Intersegment sales	165,691	37,386	29,516	20,011	252,604
Net sales to external customers	1,715,939	854,344	773,450	480,296	3,824,029
PROFIT FROM OPERATIONS					
Segment results	374,322	127,942	105,246	84,658	692,168
Exchange gains, net					199
Interest income					34,300
Share of profits of jointly-controlled entities					79,445
Profit before tax					806,112
Tax					(104,385)
Net profit					701,727
ASSETS					
Segment assets	2,977,746	1,041,864	2,343,165	396,867	6,759,642
Interests in jointly-controlled entities	-	175,009	-	9,254	184,263
Unallocated assets					2,196,915
Total assets					9,140,820
LIABILITIES					
Segment liabilities	218,414	40,293	105,090	9,916	373,713
Unallocated liabilities					1,702,431
					2,076,144
OTHER SEGMENT INFORMATION					
Capital expenditure	855,892	193,938	450,183	111,835	1,611,848
Depreciation of property, plant and equipment	272,762	111,981	218,723	63,505	666,971
Provision for doubtful debts	35,054	(21)	(20)	(11)	35,002
Provision against inventories	400	398	398	398	1,594

5. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes.

Other revenues comprise the following:

	2005 RMB'000	2004 RMB'000
Gain on disposal of scrap materials	670	-
Insurance claims received	11,483	22,352
Others	766	1,136
	12,919	23,488

6. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2005 RMB'000	2004 RMB'000
Auditors' remuneration	3,350	2,950
Employee compensation costs:		
Wages, salaries and bonuses	600,279	467,938
Social security costs	174,995	134,361
Retirement benefits contributions (note 9)	58,071	37,854
	833,345	640,153
Depreciation of property, plant and equipment	755,676	666,971
Loss/(gain) on disposal of property, plant and equipment, net	1,359	(236)
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	213,436	186,828
Provision/(write-back of provision) for doubtful debts	(59,683)	35,002
Provision against inventories	901	1,594
Repair and maintenance costs	285,166	226,733
Research and development costs included in:		
Depreciation of property, plant and equipment	27,764	10,029
Employee compensation costs	25,838	12,052
Consumption of supplies, materials, fuel, services and others	31,390	40,104
Other operating expenses	44,858	31,107
	129,850	93,292

7. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Fees	650	567
Other emoluments:		
Basic salaries, allowances and benefits in kind	634	345
Bonuses	450	750
Pension scheme contributions	92	27
	1,176	1,122
	1,826	1,689

The remuneration of each of the directors and supervisors fell within the band of nil to RMB1,000,000 for 2005 and 2004.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year. There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

(a) Independent non-executive directors and a supervisor

The fees paid to independent non-executive directors and an independent supervisor during the year are as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Independent non-executive directors:		
Gordon C. K. Kwong	200	200
Andrew Y. Yan	200	200
Simon X. Jiang (Note 3)	200	117
	600	517
Independent supervisor:		
Zhang Dunjie	50	50
	650	567

7. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

(b) Executive directors, a non-executive director and supervisors

	Salaries, allowances and benefits in kind RMB'000	Bonuses RMB'000	Pension scheme contributions RMB'000	Total RMB'000
2005				
Executive directors:				
Yuan Guangyu	273	231	43	547
Wu Mengfei	229	173	39	441
	502	404	82	988
Non-executive director:				
Wang Zhongan (Note 1)	11	-	-	11
Supervisors:				
Zhang Benchun	14	-	-	14
Xiao Jianwen (Note 2)	3	-	-	3
Tang Daizhi (Note 2)	87	46	10	143
Tu Zhimin (Note 1)	7	-	-	7
Liu Shoude (Note 1)	10	-	-	10
	121	46	10	177
Total	634	450	92	1,176
2004				
Executive directors:				
Yuan Guangyu	108	355	14	477
Wu Mengfei (Note 3)	45	112	3	160
Li Wenxiang (Note 4)	67	155	8	230
	220	622	25	867
Non-executive director:				
Wang Zhongan	15	-	-	15
Supervisors:				
Zhang Benchun	9	-	-	9
Tu Zhimin	3	-	-	3
Liu Shoude	98	128	2	228
	110	128	2	240
Total	345	750	27	1,122

notes: Included only the remuneration for the period when the above individuals were active directors of the Company.

1. Resigned on 19 September 2005 2. Appointed on 20 September 2005 3. Appointed on 27 May 2004 4. Resigned on 26 May 2004

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two directors (2004: one), details of whose remuneration are set out in note 7 above. Details of the remuneration of the remaining three (2004: four) non-director, non-supervisor, highest paid employees for the year as follows:

	Group	
	2005	2004
	RMB'000	RMB'000
Basic salaries, allowances and benefits in kind	7,578	7,048
Bonuses	900	1,167
Pension scheme contributions	651	672
	9,129	8,887

The number of non-director, non-supervisor, highest paid employees whose remuneration fell within the following band is as follows:

	Number of employees	
	2005	2004
Nil to RMB1,000,000	-	1
RMB2,500,001 - RMB3,000,000	2	2
RMB3,000,001 - RMB3,500,000	-	1
RMB3,500,001 - RMB4,000,000	1	-
	3	4

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a government-regulated pension scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including the number of years of service and salary level on the date of retirement of the employees. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong, and that the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such Supplementary Pension Benefits have not been recorded in the Group's financial statements for the year ended 31 December 2005 (2004: Nil).

9. RETIREMENT BENEFITS (continued)

The expenses attributed to the PRC government-regulated pension scheme are as follows:

	Group	
	2005 RMB'000	2004 RMB'000
Contributions to the PRC government-regulated pension scheme (note 6)	58,071	37,854

At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

10. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to corporate income tax at the rate of 33%.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2004 was reduced from 33% to 15%. As a result, a tax refund of RMB191 million relating to fiscal year 2004 has been recorded by the Company. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2005 cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended 31 December 2005.

The Company's principal subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its gross service income generated from drilling activities in Indonesia.

An analysis of the Group's provision for tax is as follows:

	Group	
	2005 RMB'000	2004 RMB'000
Hong Kong profits tax:	-	-
Overseas income taxes:		
Current income taxes	33,582	271
PRC corporate income tax:		
Current income taxes	341,078	363,434
Tax refund as an advanced technology enterprise	(191,280)	(128,907)
Tax refund from acquisition of domestic equipment	-	(22,704)
Deferred income taxes (note 24)	(47,442)	(107,709)
Total tax charge for the year	135,938	104,385

10. TAX *(continued)*

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are follows:

	2005		2004	
	RMB'000	%	RMB'000	%
Profit before tax	956,934		806,112	
Tax at the statutory tax rate of 33% (2004: 33%)	315,788	33.0	266,017	33.0
Profit attributable to jointly-controlled entities	(35,184)	(4.0)	(26,217)	(3.0)
Tax refund as an advanced technology enterprise	(191,280)	(20.0)	(128,907)	(16.0)
Tax refund from acquisition of domestic equipment	-	-	(22,704)	(3.0)
Expenses not deductible for tax and others	46,614	5.0	16,196	2.0
Total tax charge at the Group's effective rate	135,938	14.0	104,385	13.0

Expenses not deductible for tax and others included income tax expenses of certain overseas subsidiaries which are not deductible for PRC income tax purposes.

The share of tax attributable to jointly-controlled entities amounting to RMB27,429,000 (2004: RMB19,751,000) is included in "share of profits of jointly-controlled entities" on the face of the consolidated income statement.

11. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2005 dealt with in the financial statements of the Company was RMB858,089,000 (2004: RMB647,824,000) (note 27(b)).

12. DIVIDENDS

	2005	2004
	RMB'000	RMB'000
Special interim dividend - 1.39 Fen(2004: 2.29 Fen) per ordinary share	55,535	91,493
Proposed final dividend - 4.11 Fen (2004: 4.39 Fen) per ordinary share	164,208	175,395
	219,743	266,888

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Receipt ('ADR") holders will be paid to the depository in Hong Kong dollors and will be converted by the depository into United States Dollars ('USD') and paid to the nolders of ADRs.

12. DIVIDENDS (continued)

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under the PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing the Company's employees with collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. Transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

13. BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the net profit attributable to shareholders for the year ended 31 December 2005 of RMB820,996,000 (2004: RMB701,727,000) and 3,995,320,000 shares in issue during the year and 2004.

There were no diluting events for the years ended 31 December 2005 and 2004.

14. PROPERTY, PLANT AND EQUIPMENT

Group

31 December 2005	Tankers and vessels	Drilling equipment	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
At 31 December 2004 and at 1 January 2005	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost:	5,073,806	5,593,026	2,000,544	36,999	6,862	692,804	13,404,041
Accumulated depreciation	(2,787,152)	(3,866,003)	(960,103)	(27,086)	(273)	-	(7,640,617)
Net carrying amount	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
At 1 January 2005, net of accumulated depreciation	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
Additions	-	-	339,231	15,811	5,877	1,892,083	2,253,002
Provided during the year	(239,366)	(239,387)	(273,503)	(3,155)	(265)	-	(755,676)
Disposals/write offs	-	-	(1,964)	(539)	-	-	(2,503)
Transfers from construction in progress	472,727	189,054	228,145	2,227	-	(892,153)	-
At 31 December 2005, net of accumulated depreciation	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
At 31 December 2005							
Cost	5,546,533	5,782,080	2,561,085	50,171	12,739	1,692,734	15,645,342
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,228,735)	(25,914)	(538)	-	(8,387,095)
Net carrying amount	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
31 December 2004							
At 1 January 2004							
Cost:	4,300,465	5,221,929	1,435,572	40,600	-	847,651	11,846,217
Accumulated depreciation	(2,537,129)	(3,656,742)	(797,862)	(27,661)	-	-	(7,019,394)
Net carrying amount	1,763,336	1,565,187	637,710	12,939	-	847,651	4,826,823
At 1 January 2004, net of accumulated depreciation	1,763,336	1,565,187	637,710	12,939	-	847,651	4,826,823
Additions	640	350,979	200,159	1,738	200	1,058,132	1,611,848
Provided during the year	(250,023)	(209,261)	(203,143)	(4,271)	(273)	-	(666,971)
Disposals/write offs	-	-	(7,783)	(493)	-	-	(8,276)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December 2004, net of accumulated depreciation	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424
At 31 December 2004							
Cost	5,073,806	5,593,026	2,000,544	36,999	6,862	692,804	13,404,041
Accumulated depreciation	(2,787,152)	(3,866,003)	(960,103)	(27,086)	(273)	-	(7,640,617)
Net carrying amount	2,286,654	1,727,023	1,040,441	9,913	6,589	692,804	5,763,424

As of the date of these financial statements, a drilling rig with an aggregate cost and net book value of RMB438 million (2004: RMB438 million) and RMB88 million (2004: RMB105 million), respectively, has yet to complete the title re-registration procedures after the Reorganisation. The Company is in the process of re-registering the title of the rig under its name with the relevant government authorities. It is because the drilling rig has been operating in Indonesia since 2003 and the re-registration process can only be completed when the rig is physically in the PRC.

14. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

31 December 2005	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machinery and equipment RMB'000	Motor vehicles RMB'000	Building RMB'000	Construction in progress RMB'000	Total RMB'000
At 31 December 2004 and at 1 January 2005							
Cost:	5,073,806	5,593,026	1,998,358	36,999	6,862	692,804	13,401,855
Accumulated depreciation	(2,787,152)	(3,866,003)	(958,907)	(27,086)	(273)	-	(7,639,421)
Net carrying amount	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
At 1 January 2005, net of accumulated depreciation	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
Additions	-	-	227,432	15,811	5,877	1,892,083	2,141,203
Provided during the year	(239,366)	(239,387)	(269,195)	(3,155)	(265)	-	(751,368)
Disposals/write offs	-	-	(1,959)	(539)	-	-	(2,498)
Transfers from construction in progress	472,727	189,054	228,145	2,227	-	(892,153)	-
At 31 December 2005, net of accumulated depreciation	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
At 31 December 2005							
Cost	5,546,533	5,782,080	2,447,142	50,171	12,739	1,692,734	15,531,399
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,223,268)	(25,914)	(538)	-	(8,381,628)
Net carrying amount	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
31 December 2004							
At 1 January 2004							
Cost:	4,300,465	5,221,929	1,433,150	40,600	-	847,651	11,843,795
Accumulated depreciation	(2,537,129)	(3,656,742)	(796,705)	(27,661)	-	-	(7,018,237)
Net carrying amount	1,763,336	1,565,187	636,445	12,939	-	847,651	4,825,558
At 1 January 2004, net of accumulated depreciation	1,763,336	1,565,187	636,445	12,939	-	847,651	4,825,558
Additions	640	350,979	199,762	1,738	200	1,058,132	1,611,451
Provided during the year	(250,023)	(209,261)	(203,081)	(4,271)	(273)	-	(666,909)
Disposals/write offs	-	-	(7,173)	(493)	-	-	(7,666)
Transfers from construction in progress	772,701	20,118	413,498	-	6,662	(1,212,979)	-
At 31 December 2004, net of accumulated depreciation	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434
At 31 December 2004							
Cost	5,073,806	5,593,026	1,998,358	36,999	6,862	692,804	13,401,855
Accumulated depreciation	(2,787,152)	(3,866,003)	(958,907)	(27,086)	(273)	-	(7,639,421)
Net carrying amount	2,286,654	1,727,023	1,039,451	9,913	6,589	692,804	5,762,434

15. INVESTMENTS IN SUBSIDIARIES

	2005 RMB'000	2004 RMB'000
Unlisted shares, at cost	2,712	2,712

Particulars of the principal subsidiaries are as follows:

Name of entity	Place of incorporation / operation	Nominal value of issued and paid up capital	Percentage of equity directly attributable to the Group Direct	Indirect	Principal activities
COSL American Inc	United States of America	US$100,000	100%	-	Sales of well service equipment & leasing of geophysical vessels
China Oilfield Services (BVI) Limited	British Virgin Islands	US$1	100%	-	Investment holding
COSL (Labuan) Company Limited	Malaysia	US$1	-	100%	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands	US$1	-	100%	Investment holding

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group.

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Unlisted investments, at cost	-	-	128,102	128,844
Share of net assets	236,512	184,305	-	-
Due from jointly-controlled entities	3,424	248	3,424	248
Due to jointly-controlled entities	-	(290)	-	(290)
	239,936	184,263	131,526	128,802

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

16. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

Particulars of the principal jointly-controlled entities are as follows:

Name	Business structure	Place of incorporation and operations	Percentage of Ownership interest	Percentage of Profit sharing	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China-France")	Corporate	Tianjin, PRC	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Corporate	Shenzhen, PRC	60*	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	Corporate	Tianjin, PRC	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	Corporate	Shenzhen, PRC	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	Corporate	Shenzhen, PRC	50	50	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Corporate	Tianjin, PRC	50	50	Provision of drilling fluids services

The above table lists the principal jointly-controlled entities of the Company, which, in the opinion of the directors, principally affected the results for the year.

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2005 RMB'000	2004 RMB'000
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	254,617	184,017
Non-current assets	75,841	80,555
Current liabilities	(93,946)	(80,267)
Net assets	236,512	184,305
Share of the jointly-controlled entities' results:		
Turnover	447,169	365,778
Other revenue	5,236	4,119
Total expenses	(318,359)	(270,701)
Tax	(27,429)	(19,751)
Share of profits of jointly-controlled entities	106,617	79,445

17. INVENTORIES

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Gross inventory	**236,668**	221,836	**236,666**	221,836
Less: Provisions	**(6,884)**	(5,983)	**(6,884)**	(5,983)
	229,784	215,853	**229,782**	215,853

Inventories consist of materials and supplies.

18. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 90 days. The Group's accounts receivable relate to a large number of diversified customers; other than CNOOC Group and CNOOC Limited Group as disclosed below, there is no significant concentration of credit risk. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable as at the balance sheet date is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Outstanding balances aged:				
Within one year	**708,400**	659,580	**817,941**	660,405
One to two years	**1,059**	10,294	**1,059**	10,294
Two to three years	**779**	54,497	**779**	54,497
Over three years	**704**	641	**704**	641
	710,942	725,012	**820,483**	725,837
Less: Provision for doubtful debts	**(1,489)**	(62,464)	**(1,489)**	(62,464)
	709,453	662,548	**818,994**	663,373

18. ACCOUNTS RECEIVABLE (continued)

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Due from CNOOC Group and CNOOC Limited Group	**237,046**	201,647	**237,046**	201,647

Included in the Company's accounts receivable at 31 December 2005 was an amount due from subsidiaries of RMB228,431,000 (2004: RMB151,605,000) which was repayable on similar credit terms to those offered to the major customers of the Group.

19. DUE TO THE ULTIMATE HOLDING COMPANY

Except for the loan repayment of RMB200 million due to CNOOC as disclosed in note 25, the balance of the amount due to CNOOC at 31 December 2005 under current liabilities of the Group is unsecured, interest-free and has no fixed repayment terms.

20. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December 2005 are unsecured, interest-free and have no fixed terms of repayment.

21. SHORT TERM INVESTMENTS

	Group and Company	
	2005	2004
	RMB'000	RMB'000
Government debt securities purchased with an obligation to re-sell, at market value	-	20,003

22. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cash and bank balances:				
- Cash and balances with banks	720,919	1,092,702	643,927	1,055,871
- Deposit with CNOOC Finance Company Limited ("CNOOC Finance Company")	103	411	103	411
	721,022	1,093,113	644,030	1,056,282
Time deposits at banks	293,866	1,073,424	283,293	1,073,424
	293,866	1,073,424	283,293	1,073,424
Cash and balances with banks and financial institution	1,014,888	2,166,537	927,323	2,129,706
Less: Pledged time deposits for letter of credit facilities	(1,093)	(4,255)	(1,093)	(4,255)
Cash and cash equivalents	1,013,795	2,162,282	926,230	2,125,451

At the balance sheet date, the cash and bank balances of the Group denominated RMB amounted to RMB376,247,000 (2004: RMB1,292,887,000). The RMB is not freely convertible into other currencies. However, under China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Time deposits are made for a period of six months depending on the immediate cash requirements of the Group, and earn interest at the respective time deposit rate. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

23. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

	Group		Company	
	2005	2004	2005	2004
Outstanding balances aged:	RMB'000	RMB'000	RMB'000	RMB'000
Within one year	875,912	551,974	808,110	532,694
One to two years	37,446	11,748	37,446	11,748
Two to three years	6,301	5,851	6,301	5,851
Over three years	5,647	2,301	5,647	2,301
	925,306	571,874	857,504	552,594

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years.

24. DEFERRED TAX

The principal components of the provision for deferred tax are as follows:

	Group and Company	
	2005	2004
Deferred tax movement:	RMB'000	RMB'000
Balance at beginning of the year	433,258	540,967
Credited to the income statement during the year (note 10)	(47,442)	(107,709)
Balance at end of year	385,816	433,258
Deferred tax asset:		
Provision for staff bonus	(96,155)	(82,520)
Deferred tax liabilities:		
Accelerated depreciation	230,544	232,593
Revaluation surplus on Reorganisation	251,427	283,185
Net deferred tax liabilities	385,816	433,258

25. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	Group and Company	
	2005	2004
Amounts payable:	RMB'000	RMB'000
Within one year	200,000	200,000
In the second year	200,000	200,000
In the third year	-	200,000
	400,000	600,000
Portion classified as current liabilities (note 19)	(200,000)	(200,000)
Long term portion	200,000	400,000

The long term payable to CNOOC is unsecured, interest-free and repayable over three years on an annual equal installment basis commencing on 1 May 2005.

26. ISSUED CAPITAL

	2005	2004
	RMB'000	RMB'000
Registered, issued and fully paid:	2,460,468	2,460,468
2,460,468,000 State legal person shares of RMB1.00 each	1,534,852	1,534,852
1,534,852,000 H shares of RMB1.00 each	3,995,320	3,995,320

The Company does not have any share option scheme.

There was no movement in issued share capital for the years ended 31 December 2004 and 2005.

27. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page [54] of the financial statements.

(b) Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
Balance at 1 January 2004	1,975,810	101,306	352,434	2,429,550
Net profit for the year (note 11)	-	-	647,824	647,824
Special interim 2004 dividend (note 12)	-	-	(91,493)	(91,493)
Proposed final 2004 dividend (note 12)	-	-	(175,395)	(175,395)
Transfer to statutory reserve funds (note (i))	-	104,259	(104,259)	-
At 31 December 2004	1,975,810	205,565	629,111	2,810,486
Balance at 1 January 2005	1,975,810	205,565	629,111	2,810,486
Net profit for the year (note 11)	-	-	858,089	858,089
Special interim 2005 dividend (note 12)	-	-	(55,535)	(55,535)
Proposed final 2005 dividend (note 12)	-	-	(164,208)	(164,208)
Transfer to statutory reserve funds (note (i))	-	123,149	(123,149)	-
At 31 December 2005	1,975,810	328,714	1,144,308	3,448,832

Notes:

(i) As detailed in note 12 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund and the statutory public welfare fund. The Company transferred 10% and 5% of after-tax profit to the statutory common reserve fund and the statutory public welfare fund, respectively, in 2005.

As at 31 December 2005, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2004: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB329 million (2004: RMB206 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB1,144 million (2004: RMB629 million) available for distribution as dividend. Save as the aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December 2005.

The retained profits of the Company determined under the relevant PRC accounting standards and financial regulations amounted to RMB 1,189,687,000 as of December 2005 (2004: RMB711,583,000)

28. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to six years.

At 31 December 2005, the Group had following minimum lease payments under non-cancellable operating leases falling due as follows:

	Group and Company	
	2005	2004
	RMB'000	RMB'000
Within one year	59,960	65,212
In the second to fifth years, inclusive	230,222	250,281
After five years	49,162	119,926
	339,344	435,419

29. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for construction and purchases of property, plant and equipment:

	Group and Company	
	2005	2004
	RMB'000	RMB'000
Contracted, but not provided for	450,316	531,172
Authorised, but not contracted for	1,877,503	1,893,374
	2,327,819	2,424,546

30. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

31. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with the members of CNOOC. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed among the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) its jointly-controlled entities.

31. RELATED PARTY TRANSACTIONS (continued)

	2005 RMB'000	2004 RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. The CNOOC Limited Group		
Provision of drilling services	1,498,929	1,119,332
Provision of well services	772,070	640,540
Provision of marine support and transportation services	527,149	494,047
Provision of geophysical services	346,033	350,294
	3,144,181	2,604,213
b. The CNOOC Group		
Provision of drilling services	2,447	4,542
Provision of well services	222	1,552
Provision of marine support and transportation services	80,468	69,994
Provision of geophysical services	8,416	3,461
	91,553	79,549
c. Jointly-controlled entities		
Provision of drilling services	1,665	3,207
Provision of well services	11,182	26,528
Provision of marine support and transportation services	10	-
	12,857	29,735
B. Included in operating expenses		
Services provided by the CNOOC Group:		
Labour services	11,383	13,736
Materials, utilities and other ancillary services	166,139	105,517
Transportation services	3,028	3,798
Leasing of office, warehouse and berths	29,739	25,312
Leasing of equipment	-	19,532
Repair and maintenance services	10,256	26,096
Management services	29,636	28,273
	250,181	222,264
C. Included in interest income:		
Interest income earned from the CNOOC Group	-	4,495

31. RELATED PARTY TRANSACTIONS (continued)

		2005 RMB'000	2004 RMB'000
D.	Deposits:		
	Deposits placed with CNOOC Finance Company	103	411
E.	Purchases		
	Purchase of items of property, plant and equipment from the CNOOC Group	11,688	-

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the leasing of properties and various other commercial arrangements.

During the year, all pension scheme payments relating to the supplementary pension benefits of approximately RMB33 million (2004: RMB28 million) were borne by CNOOC (note 9).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at no consideration. The Company entered into various property lease agreements in September 2002 with the CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. These leases have been renewed annually on terms leased upon corresponding market prices.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the composition of key management personnel of the Group are disclosed in notes 7 to the financial statements.

32. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise related party loans and cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below:

Foreign currency risk
The Group has transactional currency exposures. Such exposures arise as certain of the Group's sales and purchases are denominated in currencies other than the functional currency of the operating units making the sale or purchases. It is not the policy of the Group to hedge such exposures as the impact is not considered to be material to the Group.

Credit risk
The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents, arises from the default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group manages this credit risk by only dealing with reputable financial institutions.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk
The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of short term financing, including bank loans and debentures.

33. SUBSEQUENT EVENTS

On 10 February 2006, the Company issued a short term debenture amounted to RMB1 billion. The short term debenture is unsecured, for a term of one year and has a coupon rate of 3.2%. The purpose of issuing the debenture is to meet the Group's short term working capital needs.

34. COMPARARIVE AMOUNT

As further explained in notes 2.1 to the financial statements, due to the adoption of new HKFRSs during the current year, the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

35. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 22 March 2006.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 25 May 2006 (Thursday) at 10:00 a.m. (Beijing time) at Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2005.

2. To consider and approve the proposed final dividend for the year ended 31 December 2005.

3. To consider and approve the budget for fiscal year 2006.

4. To consider and approve the report of the directors and the corporate governance report of the Company for the year ended 31 December 2005.

5. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2005.

6. To appoint one new director and to re-appoint an independent supervisor:

   Mr.Li Yong, aged 42, graduated in 1984 from the Petroleum Engineering Profession of the Southwest Petroleum University. In 1989, Mr.Li obtained a master's degree in Oil Economics from the Scuola E. Mattei in Italy and a MBA of Peking University in 2001. Mr.Li jioned China National Offshore Oil Corp. in 1984. From 2003 to 2005 Mr.Li was the deputy general manager of CNOOC China Ltd. Tianjin. In October 2005, Mr.Li became the Executive Vice President of the Company.

   Save as disclosed herein, Mr.Li does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr.Li does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   Mr.Li has not held any directorship in any other listed public companies in the past three years. There is a service contract subsisting between Mr.Li and the Company for Mr.Li's appointment as the Company's Excutive Vice President. Mr.Li will not be entitle to an annual director's fee.

   Save as disclosed above, the Board is not aware of any matter in relation to Mr.Li that is required ot be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr.Li's appointment as a director.

   Mr.Zhang Dunjie, aged 54, graduated from the University of Shanxi Finance and Economics in 1982, and obtained his MBA from Guang Hua Management School of Peking University. He had served as vice chairman and general manager of China Artex Import & Export Co., President of China Long Co. SIL, and was the Senior Vice President of the Power Generation Group (PG) of Siemens (China). Mr.Zhang is the founder and current Chairman of Global Resource Envi-Tech Co.,LTD. Mr.Zhang was elected as an independent supervisor at the Company's annual general meeting in May 2003.

   Save as disclosed herein, Mr.Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr.Zhang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

   Mr.Zhang has not held any directorship in any other listed public companies in the past three years. Mr.Zhang has entered into an Independent Supervisor Service Contract with the Company which will expire on 26 May 2006. Mr.Zhang's term of service will be for three years. Mr.Zhang will be entitled to a fee to be determined by the General Meeting of Shareholders of the Company with reference to his duties and responsibilities.

   Save as disclosed above, the Board is not aware of any matter in relation to Mr.Zhang that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr.Zhang's appointment.

7. To fix the remuneration of the indenpendent non-executive directors and the independent supervisor.

8. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2006 and to authorise the board of directors to fix the remuneration thereof.

By order of the Board
China Oilfield Services Limited

Chen Wei Dong

Company Secretary

Hong Kong, 7 Apirl 2006

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares ("H Shares")) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 25 May 2006 (Thursday) are entitled to attend and vote at the AGM.

(2) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's registered office by facsimile or post no later than 4 May 2006 (Thursday):

Address: 65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Each holder of Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either u nder the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(4) The Company's register of members will be closed from 25 April 2006 (Tuesday) to 25 May 2006 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2005 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 24 April 2006 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company. Computershare Hong Kong Investor Services Limited's address is as follows:

46/F., Hopewell Centre 183 Queen's Road East Wanchai Hong Kong

(5) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(6) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

GLOSSARY

2D	Seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2D is used to map geographical structures for initial analysis
3D	Seismic data collected in three-dimensional from, by utilizing two sound sources and two or more collection points; typically 3D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling
Crude oil	Crude oil, including condensate and natural gas liquids
Day rate	Fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel
Directional drilling	Intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled from a single production platform
Drilling fluids	Fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various addlitives
E&P	Exploration and production
Field	A specified area within a block, which is designated under a PSC for development and production
HTHP	High-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000psi; HTHP conditions make drilling more difficult
LWD	Logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process
MWD	Measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process
OPEC	Organization of the Petroleum Exporting Counrtries
PSC	A production sharing contract offshore China
PSC partners	Foreign parties to PSCs
Seismic data	Data recorded in either two-dimensional(2D)or three-dimensional(3D)form from sound wave reflections off of subsurface geology. This data is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves

GLOSSARY

Streamers	Clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are owed behind seismic vessels at controlled shallow water depths to collect seismic data
Well completion	Services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing
Well workover	Any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir, this may include replacement of casing and well treatment, such as sand control, fracing, acidizing
bbl	A barrel, which is equivalent to approximately 158,988 liters of oil
Kw	Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1,36 horsepower